

Mediacom® COMMUNICATIONS CORP

THE BROADBAND OPPORTUNITY






Mediacom
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Mediacom

2002 ANNUAL REPORT



Mediacom

COMPANY PROFILE

Mediacom Communications is the nation's 8th largest cable television company and the leading cable operator focused on serving smaller cities and towns in the United States. Our cable systems connect 2.7 million homes and serve 1.6 million subscribers in 23 states.

Our goal is to offer the latest broadband communications technologies and first-class service to our customers. We provide a wide array of broadband products and services, including traditional video services, digital television, high-speed Internet access, video-on-demand and high-definition television.

FINANCIAL AND OPERATING HIGHLIGHTS

MEDIACOM COMMUNICATIONS CORPORATION

(dollars in thousands)	**2002**	2001	2000	1999	1998
Revenues	**$ 923,033**	$ 585,175	$ 328,258	$ 174,961	$129,297
Operating Cash Flow [1]	**$ 380,890**	$ 257,020	$ 155,967	$ 78,094	$ 54,055
Capital Expenditures	**$ 408,314**	$ 285,396	$ 183,518	$ 86,669	$ 53,721
Total Assets	**$3,703,974**	$3,664,848	$1,379,972	$1,272,881	$451,152
Total Debt	**$3,019,000**	$2,798,000	$ 987,000	$1,139,000	$337,905
Total Stockholders' Equity	**$ 346,541**	$ 507,576	$ 261,621	$ 54,615	$ 78,651
Homes Passed	**2,715,000**	2,630,000	1,173,000	1,071,500	520,000
Basic Subscribers	**1,592,000**	1,595,000	779,000	719,000	354,000
Digital Customers	**371,000**	321,000	40,000	5,300	—
Data Customers	**191,000**	115,000	15,600	5,100	4,729
Revenue Generating Units [2]	**2,154,000**	2,031,000	834,600	729,400	358,729
Percentage of Cable Network Upgraded	**96%**	75%	74%	57%	45%



REVENUES
(dollars in millions)
1,000
800
600
400
200
0
'98 '99 '00 '01 '02
OPERATING
CASH FLOW [1]
(dollars in millions)
400
350
300
250
200
150
100
50
0
'98 '99 '00 '01 '02
REVENUE
GENERATING UNITS [2]
(in thousands)
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
'98 '99 '00 '01 '02

[1] Operating cash flow is not a financial measure calculated in accordance with accounting principles generally accepted in the United States (GAAP). For an explanation of why we refer to operating cash flow and a reconciliation of operating income (loss) to operating cash flow, please see Note 9 on pages 17-18.

[2] Represents the sum of basic subscribers, digital customers and data customers.

Mediacom

DEAR FELLOW SHAREHOLDERS:



Rocco B. Commisso
Founder, Chairman and Chief Executive Officer

2002 was a challenging but extremely rewarding year for Mediacom and its employees, as we made tremendous progress on several fronts. Above all, we put the finishing touches on the successful integration of the AT&T cable systems. At the start of the year, not even six months had passed since we more than doubled in size through the acquisition from AT&T Broadband, LLC of cable systems serving 800,000 basic subscribers.

Moreover, in a year marked by volatility in the capital markets and external distractions as certain of our industry peers endured company-specific issues, we stayed focused on executing our operational objectives. Notably, we made great strides toward the completion of our network upgrade program, further launched advanced broadband services across Mediacom's market footprint, and deepened our commitment to quality customer care. The proof of our success is that we generally met or exceeded the operating and financial targets we set for ourselves at the beginning of the year.

OUR KEY 2002 ACCOMPLISHMENTS

- Our revenues of $923.0 million and operating cash flow of $380.9 million were in line with the public guidance we provided, and our operating cash flow growth rate was at the high end of our industry peer group. (Operating cash flow is a non-GAAP financial measure. For an explanation of why we refer to operating cash flow and a reconciliation of operating income (loss) to operating cash flow, please see Note 9 on pages 17-18.)

- Revenue drivers included the addition of 50,000 and 76,000 digital and data customers, respectively. At the end of 2002, more than 23% of our basic subscribers were also receiving digital television service, and over 8% of eligible customer homes were subscribing to our high-speed Internet service.

- About 9,000 plant miles, representing 20% of our network, were upgraded during the year. As a result, at the end of 2002, 96% of our broadband distribution network was upgraded to state-of-the-art technology, providing significantly increased capacity to carry video, data and voice as well as much improved quality and reliability of service.

- By year-end 2002, we offered digital television service to 97% of our basic subscribers. In addition, video-on-demand, another value-added broadband service, was introduced in systems serving approximately 18% of our digital customers, and we laid the groundwork for the rollout of a limited high-definition television offering in certain cable systems early in 2003.

- Mediacom Online, our proprietary, high-speed Internet access service, was successfully launched, and we expanded our high-speed Internet footprint to 85% of the homes passed by our network.

Overall, we are seeing great success with our ongoing evolution from a cable television operator to a broadband services company, with an unmatched capacity to deliver to our customers an exciting portfolio of product offerings. Last year alone, in the aggregate, we made digital and high-speed Internet services available to over one million new homes. Broadband technology is the future of this business, and the opportunities to provide advanced products and services across our network have never been more promising.

THE BROADBAND OPPORTUNITY

During the past five years, we have invested an aggregate of $1.0 billion in capital expenditures. The results of our internal investments have produced: significant increases in bandwidth (MHz), or information-carrying capacity; the widespread activation of two-way communications capability; an abundance of fiber-optics deployed deep into our network; and the interconnection of a substantial number of our signal distribution facilities. Our advanced technological platform now provides us with much greater scale to efficiently deploy new broadband services, not to mention the benefits a fiber-rich network connecting many of our markets will bring to us in the future.

By mid-2003, we expect to essentially complete our upgrade program, which will have important ramifications. First, our strategic position will continue to strengthen. Over the past few years, we have moved across the competitive continuum from a deficit (analog video services only) to parity (digital television) to advantage (high-speed Internet access, video-on-demand), and the stage has been set for the widespread deployment of additional broadband products and services such as cable telephony. The ability to bundle these products is powerful and gives Mediacom a competitive edge in most of our service areas.

Second, our revenue streams will become even more diversified. In 1999, we had virtually no data revenue. By 2002, data revenue comprised nearly 8% of total revenues, and that figure is poised to exceed 10% in 2003, as our high-speed Internet operation remains the Company's fastest growing segment. Our business is not simply about basic video subscribers anymore. In fact, we believe revenue generating units, or RGUs, which represent the sum of basic subscribers, digital and data customers, are a more appropriate measure of our business, and that RGU growth represents the best benchmark by which to evaluate customer demand for our products and services.

BROADBAND TECHNOLOGY IS THE FUTURE OF THIS BUSINESS, AND THE OPPORTUNITIES TO PROVIDE ADVANCED PRODUCTS AND SERVICES ACROSS OUR NETWORK HAVE NEVER BEEN MORE PROMISING.

Last, and certainly not least, our capital expenditures will decline to a more normalized level that primarily consists of support and success-based outlays. These reduced spending levels, coupled with ongoing operating cash



flow growth, will enable us to begin generating positive free cash flow in the second half of 2003 and accelerate the de-leveraging of our balance sheet. (Free cash flow is a non-GAAP financial measure that we define as operating cash flow less interest expense and capital expenditures.)

The onset of positive free cash flow will provide another critical valuation metric that can be used by the investment community to analyze our business. Ultimately, any enterprise is valued on the cash that it generates. Free cash flow multiples are not only widely utilized throughout the capital markets, they capture the value created in all aspects of the business, including financing and investment decisions, something that is not readily apparent in operating cash flow or per subscriber multiples, the benchmarks most often cited historically in cable industry valuation analyses.

OUTLOOK

We remain confident in our future prospects. Like any industry, we face our share of challenges, most notably in our case, video competition from satellite providers and programming costs that are rising at annual rates exceeding inflation. To combat the former, we are emphasizing our bundle of broadband services and will continue to seek new ways to expand our product portfolio. As for the latter, we will continue to fight any increases in the cost of programming services we provide to our customers that in no way reflect the value our customers derive from those services.

These issues notwithstanding, we believe we have established an attractive platform from which to grow our business and generate superior investment returns. Principally as a result of our disciplined acquisition and upgrade strategy, and demonstrated success in improving the performance of our cable systems, the capital that has been invested in building Mediacom compares extremely well to any of our peers. At the end of 2002, given our total debt of $3,019 million and the approximately $970 million of cash equity we have raised since our inception, the net investment in our business was about $2,500 per basic subscriber, and about $1,850 per RGU. These metrics are poised to improve even further as we grow our RGUs and apply positive free cash flow to reduce debt.

Turning specifically to our 2003 outlook, we expect RGUs to increase by approximately 6%—including the addition of 54,000 to 64,000 digital customers and 74,000 to 84,000 data customers—helping to drive revenue growth of at least 10%. We also expect to invest approximately $250 million to $270 million in capital expenditures, a significant decline from $408 million in 2002.

Our financial strategy has been a cornerstone of Mediacom's success. The $2.4 billion in capital that we raised in mid-2001 significantly enhanced our financial flexibility and enabled us to operate from a position of strength despite the turbulent and weak conditions in the capital markets

THE ONSET OF POSITIVE FREE CASH FLOW WILL PROVIDE ANOTHER CRITICAL VALUATION METRIC THAT CAN BE USED BY THE INVESTMENT COMMUNITY TO ANALYZE OUR BUSINESS.

in 2002. Indeed, at the start of 2003, six months away from our expected positive free cash flow inflection point, we had an abundance of liquidity with unused commitments of over $840 million under our credit facilities. As well, the long maturity schedule of our debt provides the Company with minimal refinancing risk over the next several years.

Also, by opportunistically accessing the capital markets and utilizing a mix of bank, high-yield and convertible debt, we have attained an "investment grade" cost of debt of just 6.6%, and about 74% of our debt is at fixed interest rates, limiting our exposure to future interest rate increases. All of the savings from our lower debt costs improve our free cash flow and help create value for our shareholders.

A MAJOR MILESTONE

In 2003, Mediacom will reach a major milestone, as we expect this to be the first year in which our revenues exceed $1 billion. Clearly, we have come a long way since our first acquisition in March 1996 of a 10,000-subscriber cable system in California.

Although we went on to become one of the fastest growing companies in the history of cable, I often think back about that first acquisition, simply because it serves as a reminder of ***who we are*** and ***what we have accomplished*** in less than seven years. Our Company is a group of local businesses that serve various communities in the smaller cities and towns in the United States, each with its own tastes, character and stories. That's one of the reasons I'm glad to have nearly 3,500 field personnel living in the communities we serve. It enables us to recognize and adapt to changes and concerns at the local level, gives us a local flavor, and helps us earn the continued loyalty of our customers.

IN 2003, MEDIACOM WILL REACH A MAJOR MILESTONE, AS WE EXPECT THIS TO BE THE FIRST YEAR IN WHICH OUR REVENUES EXCEED $1 BILLION.

I am also rightfully proud that Mediacom and its employees have made a difference in the lives and experiences of our customers. Our billion-dollar investment in upgrading our cable network has indeed closed the digital divide that existed between the customers in our 1,500 communities and those in the larger urban markets.

As I conclude, I would like to thank and recognize the extraordinary efforts of each and every Mediacom employee. You are at the point of customer contact, executing every day, providing the best customer service and making our ultimate success possible. I encourage you to continue to challenge yourself and those around you. Assume responsibility and don't be afraid to take risks. Above all else, take pride in your professional and ethical conduct. I am truly excited by the opportunities that lie ahead. With your help, we can unleash the untapped potential of broadband, and take Mediacom's success to the next level.

Rocco B. Commisso
Founder, Chairman and
Chief Executive Officer

April 30, 2003


Mediacom

Southern Division Office
Gulf Breeze, Florida

Mediacom AT-A-GLANCE

Mediacom has the same mission today that it did when it commenced operations in March 1996: to help bridge the digital divide by providing smaller cities and towns across the United States with access to the same types of advanced broadband products and services available in the large urban centers. We have made great progress the past several years bringing broadband to the heartland and promoting product parity between "Main Street" and "Broadway." In fact, by the end of 2003, we expect nearly all of our customers to have access to Mediacom Digital television and Mediacom Online services, and significant portions of our subscriber base to have available video-on-demand and high-definition television services.

WE HAVE MADE GREAT PROGRESS THE PAST SEVERAL YEARS BRINGING BROADBAND TO THE HEARTLAND AND PROMOTING PRODUCT PARITY BETWEEN "MAIN STREET" AND "BROADWAY."

The impact Mediacom has on its markets extends much further than just our products and services. Most of our 3,600 employees live in the 1,500 communities we serve. In addition to the tens of millions of dollars in franchise fees we collect annually on behalf of local municipalities, we re-invest millions more in the form of salaries, benefits, local taxes, sponsorships and free services to schools, charitable organizations, firehouses and government offices. Overall, we take pride in our presence in the nation's smaller markets, and will continue to invest in their ongoing economic and cultural development.



OPERATING DIVISIONS

	North Central	Midwest	Southern
Basic Subscribers	580,000	558,000	454,000
Digital Customers	144,000	113,000	114,000
Data Customers	77,800	66,600	46,600



MAKING BROADBAND POSSIBLE

Mediacom

Mediacom is on the verge of completing its planned network upgrade program. By mid-2003, we expect 98% of our network to be upgraded with 550MHz to 870MHz bandwidth capacity and two-way communications capability. (MHz, or megahertz, is a measure of information carrying capacity.) We have also built scale into our network by interconnecting our headend facilities. Upon completion, about 95% of our customers will be served by just 50 master headend facilities. (Headend facilities receive and process the signals transmitted over our cable systems.)

Our network upgrade has enabled us to efficiently deploy advanced broadband products and services across most of our customer base, and has made possible the vision of the "broadband home" displayed on page 9.

THE TRADITIONAL CONCEPT OF RECURRING NETWORK UPGRADES OR REBUILDS, AND THE USE OF MHZ AS THE SOLE INDICATOR OF SYSTEM CAPACITY, ARE HISTORY.

The concept of upgraded cable plant has effectively been redefined. Cable networks have been transformed from "tree and branch" architecture whereby all services were broadcast to all areas (making MHz a relevant measure of system capability) to a hybrid fiber-optic coaxial (HFC) platform with two-way communications capability that utilizes fiber to dramatically increase potential capacity for the entire network.

Accordingly, network capacity isn't just about MHz anymore. Thanks to HFC architecture, digital compression (which allows us to convert one analog channel into as many as 12 digital channels) and other technological advancements, it's also about pushing fiber-optics deeper into our network and building smaller node sizes. (Nodes are points of connection to the network that serve a neighborhood.)

We actively monitor our network and manage our bandwidth, and given our HFC architecture, any potential capacity constraints can be addressed through a variety of solutions, typically at a nominal incremental cost. As a result, the traditional concept of recurring network upgrades or rebuilds, and the use of MHz as the sole indicator of system capacity, are history.



We are currently conducting a technical trial of cable telephony service.

Multiple-computer households are embracing wireless networking solutions.

Digital television, VOD and HDTV offer more choice, control and convenience than ever before.

Interactive home security service is another potential broadband opportunity.



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THE BROADBAND BUNDLE




Mediacom
DIGITAL℠

We now offer our digital customers as many as 250 total channels of entertainment, including up to: 41 digital basic channels, 61 multi-plex premium services, 60 pay-per-view movie and sports channels, and 45 channels of digital music. One of the most popular features of our Mediacom Digital service is the interactive on-screen program guide, which not only provides information on what you're watching now, but also allows you to find out what else is on, and what is coming up, across your television universe—all without leaving the friendly confines of your current program.

Our digital service also provides a gateway to our other advanced broadband products, video-on-demand (VOD) and high-definition television (HDTV). VOD is an interactive service that enables you to select from hundreds of movies or special events for viewing at your convenience. Customers can fast forward, rewind and pause their selections, and also watch them repeatedly during the viewing window. We expect about 50% of our digital customers will have access to VOD service by the end of 2003.

WE EXPECT ABOUT 50% OF OUR DIGITAL CUSTOMERS WILL HAVE ACCESS TO VOD SERVICE BY THE END OF 2003.

HDTV provides picture quality at a higher resolution than standard television using a television set capable of receiving and displaying high-definition signals. Although HDTV programming choices are still limited, we expect to expand the number of channels offered via this service in 2003.






Mediacom
ONLINE SM

Mediacom Online high-speed Internet access service delivers the full power of the Internet. Surf through massive web pages in seconds, and experience real-time streaming video and music. Mediacom Online service is up to 100 times faster than ordinary telephone modems and it is always connected, eliminating the need for a second phone line and making "dial-up" busy signals a thing of the past. We introduced Mediacom Online service to 900,000 additional homes in 2002, and by the end of 2003 virtually all of the 2.7 million homes passed by our network will have access to the service. Every day, we are helping more customers discover the Internet they've always dreamed of.

IN EARLY 2003, WE LAUNCHED A SMALL-BUSINESS VERSION OF MEDIACOM ONLINE.

We recently launched a small-business version of our Mediacom Online service that offers advanced features including faster upstream and downstream speeds and a platform for an increased number of users at a single site. We think there is a significant untapped opportunity in our markets for Mediacom Online service to provide affordable high-speed Internet access to today's small businesses that want to take advantage of the full power of the Internet.


Mediacom

ON THE HORIZON

HIGH-DEFINITION TELEVISION

INTERNET PROTOCOL (IP) TELEPHONY

INTERACTIVE HOME SECURITY


INTRODUCING MEDIACOM
HDTV
HIGH DEFINITION TELEVISION







CUSTOMER CARE

Providing excellent customer care means never being satisfied with the status quo. It means knowing that there is always something—ranging from the number of calls that we answer within 30 seconds to the scheduling of product installations—that we can improve upon. To that end, we continue to invest in state-of-the-art technology and seek process enhancements.

PROVIDING EXCELLENT CUSTOMER CARE MEANS NEVER BEING SATISFIED WITH THE STATUS QUO.

One of our main customer care initiatives for 2003 involves the implementation of a "virtual contact center." Rather than gaining efficiencies simply by consolidating facilities, this project actually takes the process several steps further by using technology to ensure the most efficient utilization of our customer service representatives (CSRs) and the most effective customer interactions.



Customers will be provided with extensive self-service capabilities, such as making a payment or verifying service appointments. Moreover, if a customer places a call to a facility with no available CSRs, we will be able to re-route it to a call center with available call capacity. The CSR that answers the call will have instant access to our products, services and rates in the customer's market and other critical information. Ultimately, we expect our virtual contact center will improve the quality of customer care, further enhance our ability to answer calls in a timely fashion, increase CSR productivity and reduce operating costs.

Financial Table of Contents

Actual Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The following historical information includes the results of operations of the AT&T cable systems, acquired in June and July 2001, only for that portion of the respective period that we owned such cable systems.

Basic subscribers were 1,592,000 at December 31, 2002, as compared to 1,595,000 at December 31, 2001. We acquired 3,000 basic subscribers during the first quarter of 2002.

Digital customers were 371,000 at December 31, 2002, as compared to 321,000 at December 31, 2001.

Data customers were 191,000 at December 31, 2002, as compared to 115,000 at December 31, 2001.

Revenues. Revenues increased 57.7% to $923.0 million for the year ended December 31, 2002, as compared to $585.2 million for the year ended December 31, 2001. Of the revenue increase of $337.8 million, $249.2 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, revenues increased primarily due to rate increases in our video services and to customer growth in our digital and high-speed Internet access services, partially offset by a slight decline in basic subscribers. Revenues by service offering were as follows (dollars in millions):

Year Ended December 31,	**2002**		2001	
	Amount	**% of Revenues**	Amount	% of Revenues
Video	**$812.8**	**88.1%**	$541.5	92.5%
Data	**70.7**	**7.6**	26.2	4.5
Advertising	**39.5**	**4.3**	17.5	3.0
	$923.0	**100.0%**	$585.2	100.0%

Video revenues increased 50.1% to $812.8 million for the year ended December 31, 2002, as compared to $541.5 million for the year ended December 31, 2001. Of the video revenue increase of $271.3 million, $219.7 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, video revenues increased primarily due to rate increases in our video services and to customer growth in our digital cable services.

Data revenues increased 169.8% to $70.7 million for the year ended December 31, 2002, as compared to $26.2 million for the year ended December 31, 2001. Of the data revenue increase of $44.5 million, $13.8 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, data revenues increased primarily due to customer growth in our high-speed Internet access service.

Advertising revenues increased 125.7% to $39.5 million for the year ended December 31, 2002, as compared to $17.5 million for the year ended December 31, 2001. Of the advertising revenue increase of $22.0 million, $15.8 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, advertising revenues increased primarily due to a general improvement in local and national advertising markets.

Service costs. Service costs increased 63.9% to $359.7 million for the year ended December 31, 2002, as compared to $219.5 million for the year ended December 31, 2001. Of the service costs increase of $140.2 million, $102.2 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, service costs increased primarily due to higher programming expenses, including rate increases by programming suppliers for existing services and the cost of new channel additions, and greater technical employee support and other operating costs directly related to customer growth in our high-speed Internet access services. As a percentage of revenues, service costs were 39.0% for the year ended December 31, 2002, as compared with 37.5% for the year ended December 31, 2001.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 64.4% to $174.0 million for the year ended December 31, 2002, as compared to $105.8 million for the year ended December 31, 2001. Of the selling, general and administrative expenses increase of $68.2 million, $57.4 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, selling, general and administrative expenses increased primarily as a result of higher marketing expenses related to our digital and high-speed Internet services. As a percentage of revenues, selling, general and administrative expenses were 18.8% for the year ended December 31, 2002, as compared with 18.1% for the year ended December 31, 2001.

Corporate expenses. Corporate expenses increased 46.5% to $12.8 million for the year ended December 31, 2002, as compared to $8.7 million for the year ended December 31, 2001. This was principally due to an increase in corporate employees and their related costs. As a percentage of revenues, corporate expenses were 1.4% for the year ended December 31, 2002, as compared with 1.5% for the year ended December 31, 2001.

Depreciation and amortization. Depreciation and amortization increased 2.8% to $319.4 million for the year ended December 31, 2002, as compared to $310.8 million for the year ended December 31, 2001. This was due to the depreciation and amortization expense associated with our purchase of the AT&T cable systems and ongoing investments in our cable systems. This increase was substantially offset by the adoption of SFAS 142, effective January 1, 2002, which reduced amortization expense by $144.9 million during the year ended December 31, 2002.

Non-cash stock charges relating to corporate expenses. Non-cash stock charges relating to corporate expenses increased 83.3% to $5.3 million for the year ended December 31, 2002, as compared to $2.9 million for the year ended December 31, 2001. This charge represented vesting in equity interests granted to certain members of MCC's management team in 1999. During the year ended December 31, 2002, the vesting in such equity interests was accelerated, and accordingly, the remainder of the related charges were expensed.

Interest expense, net. Interest expense, net, increased 34.6% to $188.3 million for the year ended December 31, 2002, as compared to $139.9 million for the year ended December 31, 2001. This was due primarily to additional indebtedness resulting from the acquisitions of the AT&T cable systems and the ongoing investments in our cable systems, partially offset by lower interest rates on our variable rate debt.

Loss on derivative instruments, net. Loss on derivative instruments, net, was $13.9 million for the year ended December 31, 2002, as compared to $8.4 million for the year ended December 31, 2001 primarily due to an increase in the notional amount of interest rate exchange agreements under which we pay fixed interest rates, and a decline in market interest rates.

Other expenses (income). Other expenses were $11.1 million for the year ended December 31, 2002, as compared to $21.7 million of other income for the year ended December 31, 2001. Other expenses represented fees on unused credit commitments under our bank credit facilities, and amortization of deferred financing costs. Other income in 2001 reflected the recognition of the remaining $30.0 million of deferred revenue resulting from the termination of our contract with SoftNet Systems.

Net loss. Due to the factors described above, we generated a net loss of $161.7 million for the year ended December 31, 2002, as compared to a net loss of $190.9 million for the year ended December 31, 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The following historical information includes the results of operations of the 2000 Acquisitions and the acquisitions of the AT&T cable systems (together, the "2000-2001 Acquisitions"), only for that portion of the respective period that such cable systems were owned by us.

Basic subscribers were 1,595,000 at December 31, 2001, as compared to 779,000 at December 31, 2000.

Digital customers were 321,000 at December 31, 2001, as compared to 40,000 at December 31, 2000.

Data customers were 115,000 at December 31, 2001, as compared to 15,600 at December 31, 2000.

Revenues. Revenues increased 78.3% to $585.2 million for the year ended December 31, 2001, as compared to $328.3 million for the year ended December 31, 2000. Of the revenue increase of $256.9 million, $234.3 million was attributable to the 2000-2001 Acquisitions. Excluding the effects of such acquisitions, revenues increased primarily due to basic rate increases associated with new programming introductions in our core cable television services and to customer growth in our digital cable and high-speed Internet access services, partially offset by a slight decline in basic subscribers. Revenues by service offering were as follows (dollars in millions):

Year Ended December 31,	2001		2000	
	Amount	% of Revenues	Amount	% of Revenues
Video	$541.5	92.5%	$317.9	96.8%
Data	26.2	4.5	5.9	1.8
Advertising	17.5	3.0	4.5	1.4
	$585.2	100.0%	$328.3	100.0%

Video revenues increased 70.1% to $541.5 million for the year ended December 31, 2001, as compared to $317.9 million for the year ended December 31, 2000. Of the video revenue increase of $223.6 million, $203.7 million was attributable to the 2000-2001 Acquisitions. Excluding the effects of such acquisitions, video revenues increased primarily due to basic rate increases largely associated with new programming introductions and to customer growth in our digital cable services.

Data revenues increased 376.4% to $26.2 million for the year ended December 31, 2001, as compared to $5.9 million for the year ended December 31, 2000. Of the data revenue increase of $20.3 million, $17.1 million was attributable to the 2000-2001 Acquisitions. Excluding the effects of such acquisitions, data revenues increased primarily due to customer growth in our high-speed Internet access service.

Advertising revenues increased by 288.9% to $17.5 million for the year ended December 31, 2001, as compared to $4.5 million for the year ended December 31, 2000. The advertising revenue increase of $13.0 million was principally attributable to the 2000-2001 Acquisitions.

Service costs. Service costs increased 98.7% to $219.5 million for the year ended December 31, 2001, as compared to $110.4 million for the year ended December 31, 2000. Service costs for the year ended December 31, 2001 include $5.8 million of incremental expenses related to the transition from Excite@Home to our Mediacom Online℠ high-speed Internet access service. Of the increase in service costs of $109.1 million, $96.6 million was attributable to the 2000-2001 Acquisitions. Excluding the effects of such acquisitions, these costs increased primarily as a result of higher programming expenses, including rate increases by programming suppliers for existing services and the costs of new channel additions. As a percentage of revenues, service costs were 37.5% for the year ended December 31, 2001, as compared with 33.6% for the year ended December 31, 2000.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 89.5% to $105.8 million for the year ended December 31, 2001, as compared to $55.8 million for the year ended December 31, 2000. Of the increase in selling, general and administrative expenses of $50.0 million, $45.5 million was attributable to the 2000-2001 Acquisitions. Excluding the effects of such acquisitions, these costs increased primarily as a result of higher bad debt and customer service employee expenses, and increased marketing costs associated with the promotion of our digital cable and high-speed Internet access services. As a percentage of revenues, selling, general and administrative expenses were 18.1% for the year ended December 31, 2001, as compared with 17.0% for the year ended December 31, 2000.

Corporate expenses. Corporate expenses increased 44.4% to $8.7 million for the year ended December 31, 2001, as compared to $6.0 million for the year ended December 31, 2000. The increase is primarily due to the increased number of corporate employees as a result of the acquisition of the AT&T cable systems. As a percentage of revenues, corporate expenses were 1.5% for the year ended December 31, 2001, as compared with 1.8% for the year ended December 31, 2000.

Depreciation and amortization. Depreciation and amortization increased 74.3% to $310.8 million for the year ended December 31, 2001, as compared to $178.3 million in the year ended December 31, 2000. This increase was due to our purchase of the 2000-2001 Acquisitions and capital expenditures associated with the upgrade of our cable systems.

Non-cash stock charges relating to corporate expenses. Non-cash stock charges relating to corporate expenses decreased 89.7% to $2.9 million for the year ended December 31, 2001, as compared to $28.3 million in the year ended December 31, 2000. This decrease is primarily due to a one-time $24.5 million charge which occurred in February 2000, resulting from the termination of the management agreements with Mediacom Management on the date of our initial public offering.

Loss on derivative instruments, net. Loss on derivative instruments, net, was $8.4 million for the year ended December 31, 2001, due to the change in the fair value of our interest rate exchange agreements as a result of the decrease in market interest rates.

Interest expense, net. Interest expense, net, increased 102.8% to $139.9 million for the year ended December 31, 2001, as compared to $69.0 million for the year ended December 31, 2000. This increase was due primarily to additional indebtedness resulting from the acquisition of the AT&T cable systems, partially offset by declining interest rates on our variable rate debt.

Other expenses (income). Other income of $21.7 million for the year ended December 31, 2001 was principally due to the recognition of the remaining $30.0 million of deferred revenue resulting from the termination of our contract with SoftNet Systems, offset in part by other expenses. Other expenses of $30.0 million for the year ended December 31, 2000 was principally due to a non-cash loss of $28.5 million resulting from the decline in the value of our investment in shares of SoftNet Systems common stock that was deemed other than temporary.

Provision for income taxes. Provision for income taxes was $0.1 million for the year ended December 31, 2001, as compared to $0.3 million for the year ended December 31, 2000. This provision primarily relates to minimum state and local taxes and capital taxes.

Cumulative effect of accounting change. Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." As a result, we recorded an after tax charge of approximately $1.6 million, as a change in accounting principle, in the first quarter of 2001.

Net loss. Principally due to the increases in depreciation and amortization expense and interest expense, net, in part offset by other income, net loss was $190.9 million for the year ended December 31, 2001, as compared to a net loss of $149.8 million for the year ended December 31, 2000.

Liquidity and Capital Resources

Our business requires substantial capital for the upgrade, expansion and maintenance of our cable network. In addition, we have pursued, and will continue to pursue, a business strategy that includes selective acquisitions. We have funded and will continue to fund our working capital requirements, capital expenditures and acquisitions through a combination of internally generated funds, long-term borrowings and equity financings.

Operating Activities

Cash provided by operations for the years ended December 31, 2002 and 2001 was $174.2 million and $258.6 million, respectively. There were significant working capital sources relating to the acquisitions of the AT&T cable systems in 2001 that did not recur in 2002.

Investing Activities

Cash used in investing activities for the years ended December 31, 2002 and 2001 was $421.6 million and $2.4 billion, respectively. In 2001, we completed the acquisitions of the AT&T cable systems. In 2002, we did not complete any significant acquisitions of cable systems.

Our capital expenditures were $408.3 million, $285.4 million and $183.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. The higher capital expenditures in 2002 reflect the significant investments we have made as a result of our accelerated network upgrade program

Notes to Selected Financial Data

(1) Service costs for the years ended December 31, 2002 and 2001 include $4.3 million and $5.8 million, respectively, of non-recurring incremental expenses related to the transition from Excite@Home to Mediacom Online[SM].

(2) Represents actual corporate expenses subsequent to our initial public offering in February 2000 and fees paid to Mediacom Management Corporation, a Delaware corporation, for management services rendered to our operating subsidiaries under management agreements prior to our initial public offering. Such management agreements were terminated upon the completion of our initial public offering. At that time, Mediacom Management's employees became our employees and its corporate overhead became our corporate overhead. See Note 10 of our consolidated financial statements.

(3) Non-cash stock charges relating to corporate expenses:
- for the years ended December 31, 2002 and 2001 resulted from the vesting of equity grants made during 1999 to certain members of our management team.
- for the year ended December 31, 2000 consist of a one-time $24.5 million charge resulting from the termination of the management agreements with Mediacom Management upon completion of our initial public offering in February 2000 and a $3.8 million charge relating to the vesting of equity grants made during 1999 to certain members of our management team.
- for the year ended December 31, 1999 consist of a $0.6 million charge resulting from amendments to our management agreements with Mediacom Management and a $14.8 million charge relating to the vesting of equity grants to certain members of our management team.

See Notes 10 and 14 of our consolidated financial statements.

(4) Net of interest income. Interest income for the periods presented was not material.

(5) Loss on derivatives, net, represents the change in the fair value of our interest rate derivatives as a result of the decrease in market interest rates. See Note 7 of our consolidated financial statements.

(6) Includes $30.0 million of deferred revenue recognized during the year ended December 31, 2001 resulting from the termination of our relationship with SoftNet Systems, Inc. During the year ended December 31, 2000, a $28.5 million non-cash charge was recorded relating to the decline in value of our investment in shares of SoftNet Systems common stock that was deemed other than temporary. See Note 13 of our consolidated financial statements.

(7) Relates to our adoption of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

(8) Basic and diluted loss per share is calculated based on the weighted average shares outstanding. Since our initial public offering in February 2000, the weighted average shares outstanding was based on the actual number of shares outstanding. Prior to our initial public offering, the weighted average shares outstanding was computed based on the conversion ratio used to exchange the Mediacom LLC's membership units for shares of Mediacom Communications Corporation Class A and Class B common stock immediately prior to our initial public offering. See Note 3 of our consolidated financial statements.

(9) Operating cash flow and system cash flow represent non-GAAP measures and are included in this report because our management believes that operating cash flow and system cash flow are meaningful measures of performance commonly used in the cable television industry and by the investment community to analyze and compare cable television companies. Our definitions of operating cash flow and system cash flow may not be identical to similarly titled measures reported by other companies.

The following represents a reconciliation of operating income (loss) to operating cash flow and system cash flow:

Years Ended December 31,	**2002**	2001	2000	1999	1998
(dollars in thousands)			(unaudited)		
Operating income (loss)	**$ 51,816**	$ (62,492)	$ (50,618)	$(38,416)	$(11,738)
Adjustments:					
Depreciation and amortization	**319,435**	310,785	178,331	101,065	65,793
Non-cash stock charges relating to corporate expenses	**5,323**	2,904	28,254	15,445	—
Non-recurring incremental expenses	**4,316**	5,823	—	—	—
Operating cash flow	**380,890**	257,020	155,967	78,094	54,055
Corporate expenses	**12,752**	8,705	6,029	6,951	5,797
System cash flow	**$393,642**	$265,725	$161,996	$ 85,045	$ 59,852

These measurements of operating cash flow and system cash flow are:

- not intended to be a performance measure that should be regarded as an alternative either to operating income (loss) or net income (loss) as an indicator of operating performance or to the statement of cash flows as a measure of liquidity;
- not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses; and
- should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(10) Represents system cash flow as a percentage of revenues. This measurement is used by us, and is commonly used in the cable television industry, to analyze and compare cable television companies on the basis of operating performance, for the reasons discussed in Note 9 above.

(11) Represents operating cash flow as a percentage of revenues. This measurement is used by us, and is commonly used in the cable television industry, to analyze and compare cable television companies on the basis of operating performance, for the reasons discussed in Note 9 above.

(12) Represents the number of single residence homes, apartments and condominium units passed by the cable distribution network in a cable system's service area.

(13) Represents a dwelling with one or more television sets that receives a package of over-the-air broadcast stations, local access channels or certain satellite-delivered cable television services. Accounts that are billed on a bulk basis, which typically receive discounted rates, are converted into full-price equivalent basic subscribers by dividing total bulk billed basic revenues of a particular system by the applicable combined limited and expanded cable rate charged to basic subscribers in that system. Basic subscribers include connections to schools, libraries, local government offices and employee households that may not be charged for limited and expanded cable services, but may be charged for premium units, pay-per-view events or high-speed Internet service. Customers who exclusively purchase high-speed Internet service are not counted as basic subscribers. Our methodology of calculating the number of basic subscribers may not be identical to those used by other cable companies.

(14) Represents basic subscribers as a percentage of homes passed.

(15) Represents customers that receive digital cable services.

(16) Represents customers that access the Internet through cable modem service or a conventional modem and telephone line connection.

(17) Represents average monthly revenues for the last three months of the period divided by average basic subscribers for such period. Average monthly revenues per basic subscriber includes the revenues of acquisitions of cable systems made during the last three months of the period as if such acquisitions were completed at the beginning of the three-month period. This measurement is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Reference is made to the "Risk Factors" contained in our annual report on Form 10-K for the year ended December 31, 2002 for a discussion of important factors that could cause actual results to differ from expectations and any of our forward-looking statements contained herein. The following discussion should be read in conjunction with our audited consolidated financial statements as of and for the years ended December 31, 2002, 2001 and 2000.

Organization

Mediacom Communications Corporation was organized as a Delaware corporation in November 1999 and completed an initial public offering in February 2000. Immediately prior to the completion of our initial public offering, we issued shares of common stock in exchange for all of the outstanding membership interests in Mediacom LLC, a New York limited liability company, upon which Mediacom LLC became our wholly-owned subsidiary. Mediacom LLC commenced operations in March 1996 and until June 2001 served as the holding company for all of our operating subsidiaries.

Mediacom Broadband LLC, our wholly-owned subsidiary, was organized as a Delaware limited company in April 2001 for the purpose of acquiring cable systems from AT&T Broadband, LLC. Mediacom Broadband LLC's operating subsidiaries completed the acquisitions of the AT&T cable systems in June and July 2001.

Until our initial public offering in February 2000, Mediacom Management Corporation, a Delaware corporation, provided management services to the operating subsidiaries of Mediacom LLC under management agreements and received annual management fees. Such management agreements were terminated upon the date of our initial public offering. At that time, Mediacom Management's employees became our employees and its corporate overhead became our corporate overhead. These employee expenses and corporate overhead are reflected as our corporate expenses. See Note 10 of our consolidated financial statements.

Acquisitions

We significantly expanded our business in the last three years through acquisitions. All acquisitions have been accounted for under the purchase method of accounting and, therefore, our historical results of operations include the results of operations for each acquired system subsequent to its respective acquisition date. On June 29, 2001, we acquired from AT&T Broadband, LLC cable systems in the state of Missouri serving approximately 94,000 basic subscribers for a purchase price of approximately $300.0 million. On July 18, 2001, we acquired from AT&T Broadband cable systems in the states of Georgia, Illinois and Iowa serving approximately 706,000 basic subscribers for an aggregate purchase price of approximately $1.76 billion. In 2000, we acquired cable systems serving a total of 53,000 basic subscribers as of their respective dates of acquisition for an aggregate purchase price of $109.2 million (the "2000 Acquisitions"). These acquisitions affect the comparability of our historical results of operations.

General

We have generated significant increases in revenues principally as a result of our acquisition activities and increases in monthly revenues per basic subscriber. Approximately 88.1% of our revenues for the year ended December 31, 2002 are attributable to video revenues from monthly subscription fees charged to customers for our core cable television services, including basic, expanded basic and premium programming, digital cable television programming services, wire maintenance, equipment rental, services to commercial establishments, pay-per-view charges, installation and reconnection fees, late payment fees and other ancillary revenues. Data revenues from cable modem service and advertising revenues represent 7.6% and 4.3% of our revenues, respectively. Franchise fees charged to customers are included in their corresponding revenue category.

Our operating expenses consist of service costs and selling, general and administrative expenses directly attributable to our cable systems. Service costs include fees paid to programming suppliers, expenses related to copyright fees, wages and salaries of technical personnel, high-speed Internet access costs and plant operating costs. Programming costs have historically increased at rates in excess of inflation due to the introduction of new programming services and to increases in the rates charged for existing programming services. Under the Federal Communication Commission's existing cable rate regulations, we are allowed to increase our rates for cable television services to more than cover any increases in the programming and copyright costs. However, competitive conditions or other factors in the marketplace may limit our ability to increase our rates. Selling, general and administrative expenses include wages and salaries for customer service and administrative personnel, franchise fees and expenses related to billing, marketing, bad debt, advertising and office administration. Corporate expenses reflect compensation of corporate employees and other corporate overhead.

The high level of depreciation and amortization associated with our acquisition activities and capital investment program, as well as the interest expense related to our financing activities, have caused us to report net losses. We believe that such net losses are common for cable television companies and anticipate that we will continue to incur net losses for the foreseeable future.

Actual Results of Operations

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

The following historical information includes the results of operations of the AT&T cable systems, acquired in June and July 2001, only for that portion of the respective period that we owned such cable systems.

Basic subscribers were 1,592,000 at December 31, 2002, as compared to 1,595,000 at December 31, 2001. We acquired 3,000 basic subscribers during the first quarter of 2002.

Digital customers were 371,000 at December 31, 2002, as compared to 321,000 at December 31, 2001.

Data customers were 191,000 at December 31, 2002, as compared to 115,000 at December 31, 2001.

Revenues. Revenues increased 57.7% to $923.0 million for the year ended December 31, 2002, as compared to $585.2 million for the year ended December 31, 2001. Of the revenue increase of $337.8 million, $249.2 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, revenues increased primarily due to rate increases in our video services and to customer growth in our digital and high-speed Internet access services, partially offset by a slight decline in basic subscribers. Revenues by service offering were as follows (dollars in millions):

Year Ended December 31,	2002		2001	
	Amount	**% of Revenues**	Amount	% of Revenues
Video	**$812.8**	**88.1%**	$541.5	92.5%
Data	**70.7**	**7.6**	26.2	4.5
Advertising	**39.5**	**4.3**	17.5	3.0
	$923.0	**100.0%**	$585.2	100.0%

Video revenues increased 50.1% to $812.8 million for the year ended December 31, 2002, as compared to $541.5 million for the year ended December 31, 2001. Of the video revenue increase of $271.3 million, $219.7 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, video revenues increased primarily due to rate increases in our video services and to customer growth in our digital cable services.

Data revenues increased 169.8% to $70.7 million for the year ended December 31, 2002, as compared to $26.2 million for the year ended December 31, 2001. Of the data revenue increase of $44.5 million, $13.8 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, data revenues increased primarily due to customer growth in our high-speed Internet access service.

Advertising revenues increased 125.7% to $39.5 million for the year ended December 31, 2002, as compared to $17.5 million for the year ended December 31, 2001. Of the advertising revenue increase of $22.0 million, $15.8 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, advertising revenues increased primarily due to a general improvement in local and national advertising markets.

Service costs. Service costs increased 63.9% to $359.7 million for the year ended December 31, 2002, as compared to $219.5 million for the year ended December 31, 2001. Of the service costs increase of $140.2 million, $102.2 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, service costs increased primarily due to higher programming expenses, including rate increases by programming suppliers for existing services and the cost of new channel additions, and greater technical employee support and other operating costs directly related to customer growth in our high-speed Internet access services. As a percentage of revenues, service costs were 39.0% for the year ended December 31, 2002, as compared with 37.5% for the year ended December 31, 2001.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 64.4% to $174.0 million for the year ended December 31, 2002, as compared to $105.8 million for the year ended December 31, 2001. Of the selling, general and administrative expenses increase of $68.2 million, $57.4 million was attributable to the acquisitions of the AT&T cable systems. Excluding the effects of such acquisitions, selling, general and administrative expenses increased primarily as a result of higher marketing expenses related to our digital and high-speed Internet services. As a percentage of revenues, selling, general and administrative expenses were 18.8% for the year ended December 31, 2002, as compared with 18.1% for the year ended December 31, 2001.

Corporate expenses. Corporate expenses increased 46.5% to $12.8 million for the year ended December 31, 2002, as compared to $8.7 million for the year ended December 31, 2001. This was principally due to an increase in corporate employees and their related costs. As a percentage of revenues, corporate expenses were 1.4% for the year ended December 31, 2002, as compared with 1.5% for the year ended December 31, 2001.

Depreciation and amortization. Depreciation and amortization increased 2.8% to $319.4 million for the year ended December 31, 2002, as compared to $310.8 million for the year ended December 31, 2001. This was due to the depreciation and amortization expense associated with our purchase of the AT&T cable systems and ongoing investments in our cable systems. This increase was substantially offset by the adoption of SFAS 142, effective January 1, 2002, which reduced amortization expense by $144.9 million during the year ended December 31, 2002.

Non-cash stock charges relating to corporate expenses. Non-cash stock charges relating to corporate expenses increased 83.3% to $5.3 million for the year ended December 31, 2002, as compared to $2.9 million for the year ended December 31, 2001. This charge represented vesting in equity interests granted to certain members of MCC's management team in 1999. During the year ended December 31, 2002, the vesting in such equity interests was accelerated, and accordingly, the remainder of the related charges were expensed.

Interest expense, net. Interest expense, net, increased 34.6% to $188.3 million for the year ended December 31, 2002, as compared to $139.9 million for the year ended December 31, 2001. This was due primarily to additional indebtedness resulting from the acquisitions of the AT&T cable systems and the ongoing investments in our cable systems, partially offset by lower interest rates on our variable rate debt.

Loss on derivative instruments, net. Loss on derivative instruments, net, was $13.9 million for the year ended December 31, 2002, as compared to $8.4 million for the year ended December 31, 2001 primarily due to an increase in the notional amount of interest rate exchange agreements under which we pay fixed interest rates, and a decline in market interest rates.

Other expenses (income). Other expenses were $11.1 million for the year ended December 31, 2002, as compared to $21.7 million of other income for the year ended December 31, 2001. Other expenses represented fees on unused credit commitments under our bank credit facilities, and amortization of deferred financing costs. Other income in 2001 reflected the recognition of the remaining $30.0 million of deferred revenue resulting from the termination of our contract with SoftNet Systems.

Net loss. Due to the factors described above, we generated a net loss of $161.7 million for the year ended December 31, 2002, as compared to a net loss of $190.9 million for the year ended December 31, 2001.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

The following historical information includes the results of operations of the 2000 Acquisitions and the acquisitions of the AT&T cable systems (together, the "2000-2001 Acquisitions"), only for that portion of the respective period that such cable systems were owned by us.

Basic subscribers were 1,595,000 at December 31, 2001, as compared to 779,000 at December 31, 2000.

Digital customers were 321,000 at December 31, 2001, as compared to 40,000 at December 31, 2000.

Data customers were 115,000 at December 31, 2001, as compared to 15,600 at December 31, 2000.

Revenues. Revenues increased 78.3% to $585.2 million for the year ended December 31, 2001, as compared to $328.3 million for the year ended December 31, 2000. Of the revenue increase of $256.9 million, $234.3 million was attributable to the 2000-2001 Acquisitions. Excluding the effects of such acquisitions, revenues increased primarily due to basic rate increases associated with new programming introductions in our core cable television services and to customer growth in our digital cable and high-speed Internet access services, partially offset by a slight decline in basic subscribers. Revenues by service offering were as follows (dollars in millions):

Year Ended December 31,	2001		2000	
	Amount	% of Revenues	Amount	% of Revenues
Video	$541.5	92.5%	$317.9	96.8%
Data	26.2	4.5	5.9	1.8
Advertising	17.5	3.0	4.5	1.4
	$585.2	100.0%	$328.3	100.0%

Video revenues increased 70.1% to $541.5 million for the year ended December 31, 2001, as compared to $317.9 million for the year ended December 31, 2000. Of the video revenue increase of $223.6 million, $203.7 million was attributable to the 2000-2001 Acquisitions. Excluding the effects of such acquisitions, video revenues increased primarily due to basic rate increases largely associated with new programming introductions and to customer growth in our digital cable services.

Data revenues increased 376.4% to $26.2 million for the year ended December 31, 2001, as compared to $5.9 million for the year ended December 31, 2000. Of the data revenue increase of $20.3 million, $17.1 million was attributable to the 2000-2001 Acquisitions. Excluding the effects of such acquisitions, data revenues increased primarily due to customer growth in our high-speed Internet access service.

Advertising revenues increased by 288.9% to $17.5 million for the year ended December 31, 2001, as compared to $4.5 million for the year ended December 31, 2000. The advertising revenue increase of $13.0 million was principally attributable to the 2000-2001 Acquisitions.

Service costs. Service costs increased 98.7% to $219.5 million for the year ended December 31, 2001, as compared to $110.4 million for the year ended December 31, 2000. Service costs for the year ended December 31, 2001 include $5.8 million of incremental expenses related to the transition from Excite@Home to our Mediacom Online℠ high-speed Internet access service. Of the increase in service costs of $109.1 million, $96.6 million was attributable to the 2000-2001 Acquisitions. Excluding the effects of such acquisitions, these costs increased primarily as a result of higher programming expenses, including rate increases by programming suppliers for existing services and the costs of new channel additions. As a percentage of revenues, service costs were 37.5% for the year ended December 31, 2001, as compared with 33.6% for the year ended December 31, 2000.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 89.5% to $105.8 million for the year ended December 31, 2001, as compared to $55.8 million for the year ended December 31, 2000. Of the increase in selling, general and administrative expenses of $50.0 million, $45.5 million was attributable to the 2000-2001 Acquisitions. Excluding the effects of such acquisitions, these costs increased primarily as a result of higher bad debt and customer service employee expenses, and increased marketing costs associated with the promotion of our digital cable and high-speed Internet access services. As a percentage of revenues, selling, general and administrative expenses were 18.1% for the year ended December 31, 2001, as compared with 17.0% for the year ended December 31, 2000.

Corporate expenses. Corporate expenses increased 44.4% to $8.7 million for the year ended December 31, 2001, as compared to $6.0 million for the year ended December 31, 2000. The increase is primarily due to the increased number of corporate employees as a result of the acquisition of the AT&T cable systems. As a percentage of revenues, corporate expenses were 1.5% for the year ended December 31, 2001, as compared with 1.8% for the year ended December 31, 2000.

Depreciation and amortization. Depreciation and amortization increased 74.3% to $310.8 million for the year ended December 31, 2001, as compared to $178.3 million in the year ended December 31, 2000. This increase was due to our purchase of the 2000-2001 Acquisitions and capital expenditures associated with the upgrade of our cable systems.

Non-cash stock charges relating to corporate expenses. Non-cash stock charges relating to corporate expenses decreased 89.7% to $2.9 million for the year ended December 31, 2001, as compared to $28.3 million in the year ended December 31, 2000. This decrease is primarily due to a one-time $24.5 million charge which occurred in February 2000, resulting from the termination of the management agreements with Mediacom Management on the date of our initial public offering.

Loss on derivative instruments, net. Loss on derivative instruments, net, was $8.4 million for the year ended December 31, 2001, due to the change in the fair value of our interest rate exchange agreements as a result of the decrease in market interest rates.

Interest expense, net. Interest expense, net, increased 102.8% to $139.9 million for the year ended December 31, 2001, as compared to $69.0 million for the year ended December 31, 2000. This increase was due primarily to additional indebtedness resulting from the acquisition of the AT&T cable systems, partially offset by declining interest rates on our variable rate debt.

Other expenses (income). Other income of $21.7 million for the year ended December 31, 2001 was principally due to the recognition of the remaining $30.0 million of deferred revenue resulting from the termination of our contract with SoftNet Systems, offset in part by other expenses. Other expenses of $30.0 million for the year ended December 31, 2000 was principally due to a non-cash loss of $28.5 million resulting from the decline in the value of our investment in shares of SoftNet Systems common stock that was deemed other than temporary.

Provision for income taxes. Provision for income taxes was $0.1 million for the year ended December 31, 2001, as compared to $0.3 million for the year ended December 31, 2000. This provision primarily relates to minimum state and local taxes and capital taxes.

Cumulative effect of accounting change. Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." As a result, we recorded an after tax charge of approximately $1.6 million, as a change in accounting principle, in the first quarter of 2001.

Net loss. Principally due to the increases in depreciation and amortization expense and interest expense, net, in part offset by other income, net loss was $190.9 million for the year ended December 31, 2001, as compared to a net loss of $149.8 million for the year ended December 31, 2000.

Liquidity and Capital Resources

Our business requires substantial capital for the upgrade, expansion and maintenance of our cable network. In addition, we have pursued, and will continue to pursue, a business strategy that includes selective acquisitions. We have funded and will continue to fund our working capital requirements, capital expenditures and acquisitions through a combination of internally generated funds, long-term borrowings and equity financings.

Operating Activities

Cash provided by operations for the years ended December 31, 2002 and 2001 was $174.2 million and $258.6 million, respectively. There were significant working capital sources relating to the acquisitions of the AT&T cable systems in 2001 that did not recur in 2002.

Investing Activities

Cash used in investing activities for the years ended December 31, 2002 and 2001 was $421.6 million and $2.4 billion, respectively. In 2001, we completed the acquisitions of the AT&T cable systems. In 2002, we did not complete any significant acquisitions of cable systems.

Our capital expenditures were $408.3 million, $285.4 million and $183.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. The higher capital expenditures in 2002 reflect the significant investments we have made as a result of our accelerated network upgrade program and our ownership of the AT&T cable systems for the full year. As of December 31, 2002, as a result of our cumulative capital investment in our network upgrade program, approximately 96% of our cable network was upgraded with 550MHz to 870MHz bandwidth capacity and about 91% of our homes passed were activated with two-way communications capability. At year end 2002, our digital cable service was available to approximately 1.5 million basic subscribers, and our cable modem service was marketed to about 2.3 million homes passed by our cable systems.

We expect to complete our planned network upgrade program by June 2003, at which time we anticipate that approximately 98% of our cable network will be upgraded with 550MHz to 870MHz bandwidth capacity with two-way communications capability. To achieve these targets and to fund other requirements, including the infrastructure for our high-speed Internet service, cable modems, digital converters, new plant construction, headend eliminations, regional fiber interconnections and network replacement, we expect to invest between $250.0 million and $270.0 million in capital expenditures in 2003.

On June 29, 2001, we completed the acquisition of AT&T cable systems serving approximately 94,000 basic subscribers in Missouri. The purchase price for these cable systems was approximately $300.0 million.

On July 18, 2001, we completed the acquisition of AT&T cable systems serving approximately 706,000 basic subscribers in Georgia, Illinois and Iowa. The aggregate purchase price for these cable systems was approximately $1.76 billion.

Financing Activities

Cash provided by financing activities for the years ended December 31, 2002 and 2001 was $215.3 million and $2.2 billion, respectively. In 2001, cash provided by financing activities funded our acquisitions of the AT&T cable systems.

To finance our prior acquisitions and our network upgrade program and to provide liquidity for future capital needs, we completed the undernoted financing arrangements.

On January 24, 2001, our direct and indirect subsidiaries, Mediacom LLC and Mediacom Capital Corporation, a New York corporation, completed an offering of $500.0 million of 9½% senior notes due January 2013. Interest on the 9½% senior notes is payable semi-annually on January 15 and July 15, which commenced on July 15, 2001. Approximately $467.5 million of the net proceeds were used to repay a substantial portion of the indebtedness outstanding under our bank credit facilities and related accrued interest. The balance of the net proceeds was used for general corporate purposes.

On June 27, 2001, we completed a public offering of 29.9 million shares of our Class A common stock at $15.22 per share for total net proceeds of approximately $432.9 million. The net proceeds from this offering were used to pay a portion of the purchase price for the acquisitions of AT&T cable systems.

On June 27, 2001, we completed a public offering of $172.5 million of 5¼% convertible senior notes due July 2006. Interest on the 5¼% convertible senior notes is payable semi-annually on January 1 and July 1 of each year, which commenced on January 1, 2002. The convertible senior notes are convertible at any time at the option of the holder into our Class A common stock at an initial conversion rate of 53.4171 shares per $1,000 principal amount of notes, which is equivalent to a price of $18.72 per share. The conversion rate is subject to adjustment, as defined in the indenture to the convertible senior notes. We may redeem the convertible senior notes at 101.313% of par value from July 5, 2004 through June 30, 2005 and at par value thereafter. The net proceeds from this offering were used to pay a portion of the purchase price for the acquisitions of the AT&T cable systems.

On June 29, 2001, our direct and indirect subsidiaries, Mediacom Broadband LLC and Mediacom Broadband Corporation, a Delaware corporation, completed an offering of $400.0 million of 11% senior notes due July 2013. Interest on the 11% senior notes is payable semi-annually on January 15 and July 15 of each year, which commenced on January 15, 2002. The net proceeds from this offering were used to pay a portion of the purchase price for the acquisitions of the AT&T cable systems.

The operating subsidiaries of Mediacom Broadband LLC have a $1.4 billion bank credit facility expiring in September 2010, of which $898.0 million was outstanding as of December 31, 2002. The operating subsidiaries of Mediacom LLC have two bank credit facilities aggregating $1.1 billion, of which $723.5 million was outstanding as of December 31, 2002. Mediacom LLC's bank credit facilities expire in September 2008 and December 2008, however, their final maturities are subject to earlier repayment on dates ranging from June 2007 to December 2007 if Mediacom LLC does not refinance its $200.0 million 8½% senior notes due April 2008 prior to March 31, 2007.

We have entered into interest rate exchange agreements, which expire from April 2003 through March 2007, to hedge $940.0 million of floating rate debt, including $150.0 million completed subsequent to December 31, 2002. Under the terms of all of our interest rate exchange agreements, we are exposed to credit loss in the event of nonperformance by the other parties to the interest rate exchange agreements. However, we do not anticipate their nonperformance. As of the date of this report, about 77% of our outstanding indebtedness was at fixed interest rates or subject to interest rate protection.

As of December 31, 2002, our total debt was $3.019 billion and we had unused credit commitments of about $844.0 million under all of our bank credit facilities and our annualized cost of debt capital was approximately 6.6%. As of January 1, 2003, after giving effect to scheduled step downs in the maximum leverage covenants in our bank credit facilities, approximately $600.0 million could be borrowed and used for general corporate purposes under the most restrictive covenants in our debt arrangements. As of December 31, 2002, we were in compliance with all debt covenants.

During October 2002, we purchased approximately 1.5 million shares of our Class A common stock for an aggregate cost of approximately $6.0 million at share prices ranging from $3.59 to $4.29 per share. These purchases were completed under the $50.0 million Class A stock repurchase program authorized by the Board of Directors in May 2000. As of the filing date of this report, approximately $43.4 million of the original $50.0 million authorization remains available under the Class A stock repurchase program.

Although we have not generated earnings sufficient to cover fixed charges, we have generated cash and obtained financing sufficient to meet our short-term requirements, including our debt service, working capital, capital expenditure and acquisition requirements. We expect that we will continue to be able to generate funds and obtain financing sufficient to service our long-term business plan, service our debt obligations and complete any future acquisitions. However, there can be no assurance that we will be able to obtain sufficient financing, or, if we were able to do so, that the terms would be favorable to us.

Contractual Obligations and Commercial Commitments

The table below summarizes our contractual obligations and commercial commitments for the five years subsequent to December 31, 2002 and thereafter. The amounts represent the maximum future contractual obligations, some of which may be settled by delivering equity securities.

	Long-Term Debt (a)	Operating Leases	Total
(dollars in thousands)			
2003	$ 2,000	$ 3,341	$ 5,341
2004	10,500	2,316	12,816
2005	57,000	1,658	58,658
2006	383,750	1,373	385,123
2007	247,000	1,119	248,119
Thereafter	2,318,750	5,720	2,324,470
Total cash obligations	$3,019,000	$15,527	$3,034,527

(a) Includes $172.5 million of convertible senior notes due 2006.

Critical Accounting Policies

The foregoing discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Periodically, we evaluate our estimates, including those related to doubtful accounts, long-lived assets, capitalized costs and accruals. We base our estimates on historical experience and on various other assumptions that we believe are reasonable. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following represent the most significant and subjective estimates used in the preparation of our consolidated financial statements. For a detailed description of our significant accounting policies, please see Note 2 of our consolidated financial statements.

Property, Plant and Equipment

In accordance with Statement of Financial Accounting Standards No. 51, "Financial Reporting by Cable Television Companies," we capitalize a portion of direct and indirect costs related to the construction, replacement and installation of property, plant and equipment, including certain costs related to new video and new high-speed Internet subscriber installations. Capitalized costs are recorded as additions to property, plant and equipment and depreciated over the life of the related assets. We perform periodic evaluations of the estimates used to determine the amount of costs that are capitalized.

Impairment of Long-Lived Assets

We follow the provisions of Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and provides guidance on classification and accounting for such assets when held for sale or abandonment. Based on our review, there has been no impairment of long-lived assets under SFAS 144.

Goodwill and Other Intangible Assets

Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." The provisions of SFAS 142 prohibit the amortization of goodwill and indefinite-lived intangible assets and require such assets to be tested annually for impairment, or more frequently if impairment indicators arise. We have determined that our cable franchise costs are indefinite-lived assets. Upon adoption, we performed initial impairment tests and determined that there was no impairment. We conducted our annual impairment tests as of September 30, 2002, utilizing discounted cash flow analysis, and they did not result in any impairment of goodwill or indefinite-lived intangible assets. The impact of adopting SFAS 142 was to reduce amortization expense by $144.9 million for the year ended December 31, 2002.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"), which (i) amends SFAS Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation; (ii) amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation;

and (iii) amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. Items (ii) and (iii) of the new requirements in SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002. We have included the requirements of item (ii) in Note 15 of our consolidated financial statements and will include the requirements of item (iii) beginning in our first interim period after December 15, 2002.

Inflation and Changing Prices

Our systems' costs and expenses are subject to inflation and price fluctuations. Such changes in costs and expenses can generally be passed through to subscribers. Programming costs have historically increased at rates in excess of inflation and are expected to continue to do so. We believe that under the Federal Communications Commission's existing cable rate regulations we may increase rates for cable television services to more than cover any increases in programming and copyright costs. However, competitive conditions and other factors in the marketplace may limit our ability to increase our rates.

Cautionary Statement Regarding Forward-Looking Statements

You should carefully review the information contained in this Annual Report and in other reports or documents that we file from time to time with the SEC. In this Annual Report, we state our beliefs of future events and of our future financial performance. In some cases, you can identify those so-called "forward-looking statements" by words such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "poised," or "continue" or the negative of those words and other comparable words. You should be aware that those statements are only our predictions. Actual events or results may differ materially. In evaluating those statements, you should specifically consider various factors, including the risks discussed in our annual report on Form 10-K for the year ended December 31, 2002 and other reports or documents that we file from time to time with the SEC. Those factors may cause our actual results to differ materially from any of our forward-looking statements. All forward-looking statements attributable to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we use interest rate exchange agreements in order to fix the interest rate on our floating rate debt. As of December 31, 2002, we had interest rate exchange agreements with various banks pursuant to which the interest rate on $790.0 million is fixed at a weighted average rate of approximately 4.0%, plus the average applicable margin over the eurodollar rate option under our bank credit agreements. Under the terms of the interest rate exchange agreements, which expire from 2003 through 2007, we are exposed to credit loss in the event of nonperformance by the other parties. However, we do not anticipate their nonperformance. At December 31, 2002, we would have paid approximately $24.0 million if we terminated these agreements, inclusive of accrued interest. The table below provides information on our long-term debt. See Note 7 to our consolidated financial statements.

	Expected Maturity (all dollar amounts in thousands)							
	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value
Fixed rate	$ —	$ —	$ —	$ —	$ —	$ 200,000	$ 200,000	$ 181,000
Weighted average interest rate	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%	8.5%	
Fixed rate	$ —	$ —	$ —	$ —	$ —	$ 125,000	$ 125,000	$ 104,000
Weighted average interest rate	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%	7.9%	
Fixed rate	$ —	$ —	$ —	$ —	$ —	$ 500,000	$ 500,000	$ 456,000
Weighted average interest rate	9.5%	9.5%	9.5%	9.5%	9.5%	9.5%	9.5%	
Fixed rate	$ —	$ —	$ —	$ —	$ —	$ 400,000	$ 400,000	$ 421,000
Weighted average interest rate	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	11.0%	
Fixed rate	$ —	$ —	$ —	$172,500	$ —	$ —	$ 172,500	$ 144,000
Weighted average interest rate	5.3%	5.3%	5.3%	5.3%	5.3%	5.3%	5.3%	
Variable rate	$2,000	$10,500	$57,000	$211,250	$247,000	$1,093,750	$1,621,500	$1,621,500
Weighted average interest rate	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	4.3%	

Consolidated Balance Sheets

(all dollar amounts in thousands)

December 31,	2002	2001
ASSETS		
Cash and cash equivalents	**$ 31,224**	$ 63,307
Investments	**4,070**	4,070
Subscriber accounts receivable, net of allowance for doubtful accounts of $3,789 and $3,243, respectively	**56,205**	45,619
Prepaid expenses and other assets	**10,278**	13,678
Investment in cable television systems:		
Inventory, net	**18,795**	53,676
Property, plant and equipment, at cost	**2,096,461**	1,654,798
Less: accumulated depreciation	**(631,427)**	(374,268)
Property, plant and equipment, net	**1,465,034**	1,280,530
Intangible assets, net of accumulated amortization of $275,125 and $250,288, respectively	**2,072,404**	2,151,805
Total investment in cable television systems	**3,556,233**	3,486,011
Other assets, net of accumulated amortization of $17,966 and $11,474, respectively	**45,964**	52,163
Total assets	**$3,703,974**	$3,664,848
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Debt	**$3,019,000**	$2,798,000
Accounts payable and accrued expenses	**305,172**	329,866
Deferred revenue	**33,261**	29,406
Total liabilities	**3,357,433**	3,157,272
Commitments and Contingencies (Note 12)		
STOCKHOLDERS' EQUITY		
Class A common stock, $.01 par value; 300,000,000 shares authorized; 91,068,774 shares issued and 89,532,030 shares outstanding as of December 31, 2002 and 90,539,380 shares issued and outstanding as of December 31, 2001	**910**	905
Class B common stock, $.01 par value; 100,000,000 shares authorized; 28,991,456 and 29,342,990 shares issued and outstanding as of December 31, 2002 and 2001, respectively	**291**	293
Additional paid-in capital	**981,343**	974,760
Accumulated deficit	**(630,040)**	(468,382)
Treasury stock, at cost, 1,536,744 shares of Class A common stock	**(5,963)**	—
Total stockholders' equity	**346,541**	507,576
Total liabilities and stockholders' equity	**$3,703,974**	$3,664,848

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Operations

(all amounts in thousands, except per share amounts)

Years Ended December 31,	**2002**	2001	2000
Revenues	**$ 923,033**	$ 585,175	$ 328,258
Costs and expenses:			
Service costs	**359,737**	219,479	110,442
Selling, general and administrative expenses	**173,970**	105,794	55,820
Corporate expenses	**12,752**	8,705	6,029
Depreciation and amortization	**319,435**	310,785	178,331
Non-cash stock charges relating to corporate expenses	**5,323**	2,904	28,254
Operating income (loss)	**51,816**	(62,492)	(50,618)
Interest expense, net	**188,304**	139,867	68,955
Loss on derivative instruments, net	**13,877**	8,441	—
Other expenses (income)	**11,093**	(21,653)	30,024
Net loss before provision for income taxes	**(161,458)**	(189,147)	(149,597)
Provision for income taxes	**200**	87	250
Net loss before cumulative effect of accounting change	**(161,658)**	(189,234)	(149,847)
Cumulative effect of accounting change	**—**	(1,642)	—
Net loss	**$(161,658)**	$(190,876)	$(149,847)
Basic and diluted loss per share:			
Before cumulative effect of accounting change	**$(1.35)**	$(1.78)	$(1.79)
Cumulative effect of accounting change	**—**	(0.02)	—
Loss per share	**$(1.35)**	$(1.80)	$(1.79)
Weighted average common shares outstanding	**119,608**	105,780	83,803

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Stockholders' Equity

(all dollar amounts in thousands)

	Class A Common Stock	Class B Common Stock	Additional Paid-In Capital	Capital Contributions	Accumulated Comprehensive Loss	Accumulated Deficit	Treasury Stock, at Cost	Total
Balance, December 31, 1999	$ —	$ —	$ —	$182,013	$ 261	$(127,659)	$ —	$ 54,615
Comprehensive loss:								
Net loss	—	—	—	—	—	(149,847)	—	—
Unrealized loss on investments, net of deferred taxes	—	—	—	—	(675)	—	—	—
Comprehensive loss	—	—	—	—	—	—	—	(150,522)
Issuance of common stock in exchange for membership interests	407	293	181,313	(182,013)	—	—	—	—
Issuance of common stock in initial public offering, net of issuance costs	200	—	353,895	—	—	—	—	354,095
Issuance of common stock in employee stock purchase plan	—	—	310	—	—	—	—	310
Repurchase of Class A common stock	(1)	—	(657)	—	—	—	—	(658)
Vesting of equity granted to management, net of forfeiture	—	—	3,781	—	—	—	—	3,781
Balance, December 31, 2000	$606	$293	$538,642	$ —	$(414)	$(277,506)	$ —	$ 261,621
Comprehensive loss:								
Net loss	—	—	—	—	—	(190,876)	—	—
Unrealized gain on investments, net of deferred taxes	—	—	—	—	414	—	—	—
Comprehensive loss	—	—	—	—	—	—	—	(190,462)
Exercise of stock options	—	—	51	—	—	—	—	51
Issuance of common stock, net of issuance costs	299	—	432,616	—	—	—	—	432,915
Issuance of common stock in employee stock purchase plan	—	—	547	—	—	—	—	547
Vesting of equity granted to management, net of forfeiture	—	—	2,904	—	—	—	—	2,904
Balance, December 31, 2001	$905	$293	$974,760	$ —	$ —	$(468,382)	$ —	$ 507,576
Net loss	—	—	—	—	—	**(161,658)**	—	**(161,658)**
Issuance of common stock in employee stock purchase plan	**3**	—	**1,260**	—	—	—	—	**1,263**
Vesting of equity granted to management, net of forfeiture	—	—	**5,323**	—	—	—	—	**5,323**
Transfer of stock	**2**	**(2)**	—	—	—	—	—	—
Treasury stock, at cost	—	—	—	—	—	—	**(5,963)**	**(5,963)**
Balance, December 31, 2002	**$910**	**$291**	**$981,343**	**$ —**	**$ —**	**$(630,040)**	**$(5,963)**	**$ 346,541**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

(all dollar amounts in thousands)

Years Ended December 31,	**2002**	2001	2000
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:			
Net loss	**$(161,658)**	$ (190,876)	$(149,847)
Adjustments to reconcile net loss to net cash flows from operating activities:			
Depreciation and amortization	**319,435**	310,785	178,331
Impairment of available-for-sale securities	**—**	329	28,488
Loss on derivative instruments, net	**13,877**	8,441	—
Vesting of management stock	**5,323**	2,904	3,781
Other non-cash stock charges relating to corporate expenses	**—**	—	24,473
Deferred income taxes	**—**	(687)	—
Amortization of SoftNet Systems revenue	**—**	(287)	(2,502)
Termination of SoftNet Systems agreement	**—**	(29,957)	—
Amortization of deferred financing costs	**7,183**	5,725	—
Cumulative effect of accounting change, net of tax	**—**	1,642	—
Changes in assets and liabilities, net of effects from acquisitions:			
Subscriber accounts receivable, net	**(10,601)**	(10,560)	(980)
Prepaid expenses and other assets	**3,400**	(9,423)	491
Accounts payable and accrued expenses	**(6,611)**	138,591	13,296
Deferred revenue	**3,855**	31,998	(4)
Net cash flows provided by operating activities	**174,203**	258,625	95,527
CASH FLOWS USED IN INVESTING ACTIVITIES:			
Capital expenditures	**(408,314)**	(285,396)	(183,518)
Acquisitions of cable television systems	**(6,548)**	(2,113,336)	(112,142)
Other investing activities	**(6,740)**	(4,215)	(1,450)
Net cash flows used in investing activities	**(421,602)**	(2,402,947)	(297,110)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:			
New borrowings	**539,750**	2,396,000	318,000
Repayment of debt	**(318,750)**	(585,000)	(470,000)
Net proceeds from sale of Class A common stock	**—**	432,915	354,095
Proceeds from issuance of common stock in employee stock purchase plan and options exercised	**1,263**	598	310
Repurchase of Class A common stock	**(5,963)**	—	(658)
Financing costs	**(984)**	(41,036)	(485)
Net cash flows provided by financing activities	**215,316**	2,203,477	201,262
Net (decrease) increase in cash and cash equivalents	**(32,083)**	59,155	(321)
CASH AND CASH EQUIVALENTS, beginning of year	**63,307**	4,152	4,473
CASH AND CASH EQUIVALENTS, end of year	**$ 31,224**	$ 63,307	$ 4,152
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for interest	**$ 201,275**	$ 91,842	$ 74,811

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements

(1) Organization

Mediacom Communications Corporation ("MCC," and collectively with its direct and indirect subsidiaries, the "Company") is involved in the acquisition and development of cable systems serving smaller cities and towns in the United States. Through these cable systems, the Company provides entertainment, information and telecommunications services to its subscribers. As of December 31, 2002, the Company was operating cable systems in 23 states, principally Alabama, California, Delaware, Florida, Georgia, Illinois, Indiana, Iowa, Kentucky, Minnesota, Missouri, North Carolina and South Dakota.

MCC, a Delaware corporation organized in November 1999, completed an initial public offering on February 9, 2000. Prior to the initial public offering, MCC had no assets, liabilities, contingent liabilities or operations. Immediately prior to the completion of its initial public offering, MCC issued shares of its Class A and Class B common stock in exchange for all of the outstanding membership interests in Mediacom LLC, a New York limited liability company organized in July 1995. As a result of this exchange, Mediacom LLC became a wholly-owned subsidiary of MCC.

Mediacom Broadband LLC, a wholly-owned subsidiary of MCC, was organized as a Delaware limited liability company in April 2001 for the purpose of acquiring cable systems from AT&T Broadband, LLC in the states of Georgia, Illinois, Iowa and Missouri (the "AT&T cable systems"). The Company completed the acquisitions of the AT&T cable systems in June and July 2001.

(2) Summary of Significant Accounting Policies

Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements include the accounts of MCC and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenues include amounts billed to customers for services provided, installations, advertising and other services. Revenues from basic, premium, pay-per-view and data services are recognized when the services are provided to the customers. Installation revenues are recognized to the extent of direct installation costs incurred. Advertising sales are recognized in the period that the advertisements are exhibited. Franchise fees are collected on a monthly basis and are periodically remitted to local franchise authorities. Franchise fees collected and paid are reported as revenues and expenses.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

The Company's accounts receivable are comprised of amounts due from subscribers in varying regions throughout the United States. Concentration of credit risk with respect to these receivables is limited due to the large number of customers comprising the Company's customer base and their geographic dispersion. The Company invests its cash with high quality financial institutions.

Investments

Investments consist of equity securities. Management classifies these securities as available-for-sale securities under the provisions defined in the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Available-for-sale securities are carried at market value, with unrealized gains and losses reported as a component of accumulated comprehensive income (loss). If a decline in the fair value of the security is judged to be other than temporary, a realized loss will be recorded.

Inventory

Inventory consists primarily of fiber-optic cable, coaxial cable, electronics, hardware and miscellaneous tools and are stated at the lower of cost or market. Cost is determined using the first-in first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. The Company capitalizes a portion of direct and indirect costs related to the construction, replacement and installation of property, plant and equipment, including certain costs related to new video and new high-speed Internet subscriber installations. The Company also capitalized interest in connection with cable system construction of approximately $6.8 million and $4.2 million for the years ended December 31, 2002 and 2001, respectively. Capitalized costs are charged to property, plant and equipment and depreciated over the life of the related assets. The Company performs periodic evaluations of the estimates used to determine the amount of costs that are capitalized.

Amounts incurred for repairs and maintenance are charged to operations in the period incurred.

Depreciation is calculated on a straight-line basis over the following useful lives:

Buildings	40 years
Leasehold improvements	Life of respective lease
Cable systems and equipment	5 to 10 years
Subscriber devices	5 years
Vehicles	5 years
Furniture, fixtures and office equipment	5 to 10 years

Definite-Lived Intangible Assets

Definite-lived intangible assets include subscriber lists and covenants not to compete. Amortization of definite-lived intangible assets is calculated on a straight-line basis over the following lives:

Subscriber lists	5 to 10 years
Covenants not to compete	3 to 7 years

As of December 31, 2002, these amortizable definite-lived intangible assets had a gross value of $173.5 million, with accumulated amortization of $130.1 million. The Company's estimated aggregate amortization expense for 2003 through 2007 and beyond is $23.5 million, $2.6 million, $2.6 million, $2.6 million, $2.6 million and $9.5 million, respectively.

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets include franchise costs and goodwill. The Company has adopted Statement of Financial Accounting Standards No. 141, ("SFAS 141") "Business Combinations" and No. 142, ("SFAS 142") "Goodwill and Other Intangible Assets." SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Adoption of SFAS 141 had no effect on the Company's results of operations or financial position as the Company accounts for all acquisitions under the purchase method. The provisions of SFAS 142, which were adopted by the Company on January 1, 2002, prohibit the amortization of goodwill and indefinite-lived intangible assets and require such assets to be tested annually for impairment, or more frequently if impairment indicators arise. The Company has determined that its cable franchise costs are indefinite-lived assets. Upon adoption, the Company performed initial impairment tests and determined that there was no impairment. The Company conducted its annual impairment tests as of September 30, 2002, utilizing discounted cash flow analysis, and they did not result in any impairment of goodwill or indefinite-lived intangible assets. The impact of adopting SFAS 142 was to reduce amortization expense by $144.9 million for the year ended December 31, 2002.

The following table provides a reconciliation of the pro forma results of operations for the years ended December 31, 2001 and 2000 to the pro forma net loss that would have been reported had franchise cost and goodwill amortization not been recorded as of January 1, 2000, assuming the purchase of the AT&T cable systems had been consummated as of January 1, 2000:

	2001	2000
(in thousands, except per share data)	(unaudited)	
Pro forma net loss (See note 4)	$(266,924)	$(350,890)
Add back: franchise cost amortization	129,978	129,978
Add back: goodwill amortization	14,955	14,955
Adjusted pro forma net loss	$(121,991)	$(205,957)
Pro forma basic and diluted loss per share (See note 4)	$(2.52)	$(4.19)
Add back: franchise cost amortization	1.23	1.55
Add back: goodwill amortization	0.14	0.18
Adjusted pro forma basic and diluted loss per share	$(1.15)	$(2.46)

Impairment of Long-Lived Assets

The Company follows the provisions of Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and provides guidance on classification and accounting for such assets when held for sale or abandonment. There has been no impairment of long-lived assets of the Company under SFAS 144. The Company adopted SFAS 144 as of January 1, 2002.

Other Assets

Other assets include debt financing costs of approximately $46.0 million and $52.2 million as of December 31, 2002 and 2001, respectively. Financing costs incurred to raise debt are deferred and amortized over the expected term of such financings and are included in other expense (income).

Accounting for Derivative Instruments

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." As a result, the Company recorded an after tax charge of approximately $1.6 million, as a change in accounting principle, in the first quarter of 2001. The Company uses interest rate exchange agreements in order to fix the interest rate for the duration of the contract to hedge against interest rate volatility.

Comprehensive Loss

The Company adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive loss and its components in the consolidated financial statements. In accordance with SFAS 130, the Company records temporary unrealized gains and losses on investments as a component of accumulated comprehensive loss.

Income Taxes

Prior to MCC's initial public offering, Mediacom LLC, the predecessor company to MCC, was a New York limited liability company and was not required to account for income taxes. Currently, the Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Stock Options

The Company accounts for its stock option plans under Accounting Principles Board Opinion No. 25, ("APB 25") "Accounting for Stock Issued to Employees." Accordingly, compensation cost of stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the option exercise price and is charged to operations over the vesting period. See Note 15 for pro forma information elating to treatment of the Company's stock option plans under Statement of Financial Accounting Standards No. 123, ("SFAS 123") "Accounting for Stock-Based Compensation."

Segment Reporting

In accordance with Statement of Financial Accounting Standards No. 131, "Disclosure about Segments of an Enterprise and Related Information," segments have been identified based upon management responsibility. Management has identified cable services as the Company's one reportable segment.

Reclassifications

Certain reclassifications have been made to prior year's amounts to conform to the current year's presentation.

Recent Accounting Pronouncements

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" ("SFAS 148"), which (i) amends SFAS Statement No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation; (ii) amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation; and (iii) amends APB Opinion No. 28, "Interim Financial Reporting," to require disclosure about those effects in interim financial information. Items (ii) and (iii) of the new requirements in SFAS 148 are effective for financial statements for fiscal years ending after December 15, 2002.

(3) Loss per Share

The Company calculates loss per share in accordance with Statement Financial of Accounting Standards No. 128 ("SFAS 128"), "Earnings per Share." SFAS 128 computes basic loss per share by dividing the net loss by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the period plus the effects of any potentially dilutive securities. Due to its current losses, the Company does not have any additional securities outstanding that would have a dilutive effect on the weighted average common shares outstanding. The effects of stock options and convertible debt were anti-dilutive because the Company generated net losses for the periods presented. Accordingly, diluted loss per share equaled basic loss per share. If the Company did not have net losses for the years ended December 31, 2002 and 2001, the number of dilutive shares that would have been included in the earnings per share calculation totaled 20,000 and 18,200, respectively. For the year ended December 31, 2000, there were no dilutive shares that would have been included in the earnings per share calculation.

The following table summarizes the Company's calculation of basic and diluted loss per share for the years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
(in thousands, except per share data)			
Net loss	**$(161,658)**	$(190,876)	$(149,847)
Basic and diluted loss per share	**$(1.35)**	$(1.80)	$(1.79)
Weighted average common shares outstanding	**119,608**	105,780	83,803

(4) Acquisitions

The Company has made acquisitions of cable systems to increase the number of customers and markets it serves. These acquisitions were accounted for using the purchase method of accounting, and accordingly, the purchase price of these acquired systems has been allocated to the assets acquired and liabilities assumed at their estimated fair values at their respective dates of acquisition. The results of operations of the acquired systems have been included with those of the Company since the dates of acquisition.

2001

On June 29, 2001, the Company acquired cable systems serving approximately 94,000 subscribers in the state of Missouri from affiliates of AT&T Broadband, LLC, for a purchase price of approximately $300.0 million. This acquisition was financed with a portion of the net proceeds from the Company's public offering of 29.9 million shares of its Class A common stock (See Note 8).

On July 18, 2001, the Company acquired cable systems serving approximately 706,000 basic subscribers in the states of Georgia, Illinois and Iowa from affiliates of AT&T Broadband, LLC, for an aggregate purchase price of approximately $1.76 billion. This acquisition was financed with a portion of the net proceeds from the Company's public offerings of 29.9 million shares of Class A common stock and 5¼% convertible senior notes due 2006, the net proceeds of the 11% senior notes due 2013 and borrowings under the Company's bank credit facilities (See Notes 7 and 8).

The opening unaudited balance sheet for the cable systems acquired in 2001 was as follows (dollars in thousands):

Accounts receivable	$ 7,744
Property, plant and equipment	579,185
Intangible assets	1,477,406
Accrued expenses	(6,256)
Total	$2,058,079

2000

During 2000, the Company completed nine acquisitions of cable systems serving 53,000 basic subscribers for an aggregate purchase price of $109.2 million. The cable systems serve communities in the states of Alabama, Illinois, Iowa, Kentucky, Minnesota and South Dakota. These acquisitions were financed with borrowings under the Company's bank credit facilities (See Note 7).

Summarized below are the pro forma unaudited results of operations for the years ended December 31, 2001 and 2000, assuming the purchase of the AT&T cable systems and the systems acquired in 2000, had been consummated as of January 1, 2000. Adjustments have been made to: (i) depreciation and amortization reflecting the fair value of the assets acquired; and (ii) interest expense reflecting the debt incurred to finance the acquisitions. The pro forma results may not be indicative of the results that would have occurred if the acquisitions had been completed on the date indicated or which may be obtained in the future.

	2001	2000
(in thousands, except per share data)		
Revenues	$834,126	$787,932
Operating loss	(86,416)	(79,564)
Net loss before cumulative effect of accounting change	(265,282)	(350,890)
Net loss	(266,924)	(350,890)
Basic and diluted loss per share	$(2.52)	$(4.19)
Weighted average common shares outstanding	105,780	83,803

(5) Property, Plant and Equipment

As of December 31, 2002 and 2001, property, plant and equipment consisted of:

	2002	2001
(dollars in thousands)		
Land and land improvements	**$ 6,536**	$ 945
Buildings and leasehold improvements	**37,748**	13,439
Cable systems, equipment and subscriber devices	**1,984,694**	1,603,041
Vehicles	**46,007**	24,669
Furniture, fixtures and office equipment	**21,476**	12,704
	2,096,461	1,654,798
Accumulated depreciation	**(631,427)**	(374,268)
Property, plant and equipment, net	**$1,465,034**	$1,280,530

Depreciation expense for the years ended December 31, 2002, 2001 and 2000 was approximately $286.4 million, $185.1 million and $107.0 million, respectively.

(6) Intangible Assets

The following table summarizes the net asset value for each intangible asset category as of December 31, 2002 and 2001 (dollars in thousands):

	Gross Asset Value	Accumulated Amortization	Net Asset Value
2002			
Franchise costs	**$1,949,670**	**$141,777**	**$1,807,893**
Goodwill	**224,318**	**3,231**	**221,087**
Subscriber lists	**167,846**	**124,808**	**43,038**
Covenants not to compete	**5,695**	**5,309**	**386**
	$2,347,529	**$275,125**	**$2,072,404**
2001			
Franchise costs	$2,241,783	$154,793	$2,086,990
Goodwill	19,514	3,231	16,283
Subscriber lists	135,096	87,753	47,343
Covenants not to compete	5,700	4,511	1,189
	$2,402,093	$250,288	$2,151,805

Amortization expense for the years ended December 31, 2002, 2001 and 2000 was approximately $33.0 million, $125.7 million and $71.3 million, respectively.

(7) Debt

As of December 31, 2002 and 2001, debt consisted of:

	2002	2001
(dollars in thousands)		
Bank credit facilities	**$1,621,500**	$1,400,500
8½% senior notes	**200,000**	200,000
7⅞% senior notes	**125,000**	125,000
9½% senior notes	**500,000**	500,000
11% senior notes	**400,000**	400,000
5¼% convertible senior notes	**172,500**	172,500
	$3,019,000	$2,798,000

Bank Credit Facilities

On September 30, 1999, operating subsidiaries of Mediacom LLC entered into a $550.0 million senior secured credit facility, consisting of a $450.0 million reducing revolving credit facility and a $100.0 million term loan (the "Mediacom USA Credit Agreement"). The revolving credit facility expires on March 31, 2008, and is subject to earlier expiration on June 30, 2007 if Mediacom LLC does not refinance the 8½% Senior Notes by March 31, 2007. The revolving credit facility makes available a maximum commitment amount for a period of up to eight and one-half years, which is subject to quarterly reductions, beginning September 30, 2002, ranging from 1.25% to 17.50% of the original commitment amount. As of December 31, 2002, the maximum commitment amount available under the revolving credit facility was $438.8 million, and $245.5 million was outstanding under such facility. For the year ended December 31, 2003, the maximum commitment amount under the revolving credit facility will be reduced by $22.5 million, or 5% of the original commitment amount. The Mediacom USA Credit Agreement requires mandatory reductions of the revolving credit facility from excess cash flow, as defined therein, which began on December 31, 2002. The term loan matures on September 30, 2008, and is subject to repayment on September 30, 2007 if Mediacom LLC does not refinance the 8½% Senior Notes by March 31, 2007. The term loan is payable in quarterly installments which began on September 30, 2002. As of December 31, 2002, the outstanding debt under the term loan was $99.5 million. For the year ended December 31, 2003, the outstanding debt under the term loan will be reduced by $1.0 million or 1% of the original amount of the term loan. The Mediacom USA Credit Agreement provides for interest at varying rates based upon various borrowing options and the attainment of certain financial ratios, and for commitment fees of ¼% to ⅜% per annum on the unused portion of available credit under the reducing revolver credit facility. Interest on outstanding revolver loans is payable at either the eurodollar rate plus a floating percentage ranging from 0.75% to 2.25% or the base rate plus a floating percentage ranging from 0% to 1.25%. Interest on the term loan is payable at either the eurodollar rate plus a floating percentage ranging from 2.50% to 2.75% or the base rate plus a floating rate percentage ranging from 1.50% to 1.75%.

On November 5, 1999, operating subsidiaries of Mediacom LLC entered into a $550.0 million senior secured credit facility, consisting of a $450.0 million reducing revolving credit facility and a $100.0 million term loan (the "Mediacom Midwest Credit Agreement"). The revolving credit facility expires on June 30, 2008, and is subject to earlier expiration on September 30, 2007 if Mediacom LLC does not refinance the 8½% Senior Notes by March 31, 2007. The revolving credit facility makes available a maximum commitment amount for a period of up to eight and one-half years, which is subject to quarterly reductions, beginning September 30, 2002, ranging from 1.25% to 8.75% of the original commitment amount. As of December 31, 2002, the maximum commitment amount available under the revolving credit facility was $438.8 million, and $278.7 million was outstanding under such facility. For the year ended December 31, 2003, the maximum commitment amount under the revolving credit facility will be reduced by $22.5 million, or 5% of the original commitment amount. The Mediacom Midwest Credit Agreement requires mandatory reductions of the revolving credit facility from excess cash flow, as defined therein, which began on December 31, 2002. The term loan matures on December 31, 2008, and is subject to repayment on December 31, 2007 if Mediacom LLC does not refinance the 8½% Senior Notes by March 31, 2007. The term loan is payable in quarterly installments which began on September 30, 2002. As of December 31, 2002, the outstanding debt under the term loan was $99.8 million. For the year ended December 31, 2003, the outstanding debt under the term loan will be reduced by $1.0 million or 1% of the original amount of the term loan. The Mediacom Midwest Credit Agreement provides for interest at varying rates based upon various borrowing options and the attainment of certain financial ratios, and for commitment fees of ¼% to ⅜% per annum on the unused portion of available credit under the reducing revolver credit facility. Interest on the outstanding revolver loans is payable at either the eurodollar rate plus a floating percentage ranging from 0.75% to 2.25% or the base rate plus a floating percentage ranging from 0% to 1.25%. Interest on the term loan is payable at either the eurodollar rate plus a floating percentage ranging from 2.50% to 2.75% or the base rate plus a floating rate percentage ranging from 1.50% to 1.75%.

On July 18, 2001, the operating subsidiaries of Mediacom Broadband LLC entered into a $1.4 billion senior secured credit facility, consisting of a $600.0 million revolving credit facility, a $300.0 million tranche A term loan and a $500.0 million tranche B term loan ("Mediacom Broadband Credit Agreement" and together with the Mediacom USA Credit Agreement and the Mediacom Midwest Credit Agreement, the "Bank Credit Agreements"). The revolving credit facility expires on March 31, 2010, and commitments under the revolving credit facility are subject to quarterly reductions beginning on December 31, 2004, ranging from 2.00% to 8.00% of the original commitment amount. As of December 31, 2002, $98.0 million was outstanding under the revolving credit facility. The tranche A term loan matures on March 31, 2010 and the tranche B term loan matures on September 30, 2010. The term loans are payable in quarterly installments beginning on September 30, 2004. The Mediacom Broadband Credit Agreement requires mandatory reductions of the revolving credit facility from excess cash flow, as defined therein, beginning December 31, 2004. The Mediacom Broadband Credit Agreement provides for interest at varying rates based upon various borrowing options and the attainment of certain financial ratios, and for commitment fees of ⅜% to ⅝% per annum on the unused portion of available credit under the revolving credit facility. Interest on outstanding revolving loans and the tranche A term loan is payable at either the eurodollar rate plus a floating percentage ranging from 1.00% to 2.50% or the base rate plus a floating percentage ranging from 0.25% to 1.50%. Interest on the tranche B term loan is payable at either the eurodollar rate plus a floating percentage ranging from 2.50% to 2.75% or the base rate plus a floating percentage ranging from 1.50% to 1.75%.

The Bank Credit Agreements require the Company to maintain compliance with certain financial covenants including, but not limited to, leverage, interest coverage and pro forma debt service coverage or debt service coverage ratios, as defined therein. The Bank Credit Agreements also require compliance with other covenants including, but not limited to, limitations on mergers and acquisitions, consolidations and sales of certain assets, liens, the incurrence of additional indebtedness, certain restricted payments, and certain transactions with affiliates. The Company was in compliance with all covenants of the Bank Credit Agreements as of December 31, 2002.

The Mediacom USA Credit Agreement and the Mediacom Midwest Credit Agreement are collateralized by Mediacom LLC's pledge of all its ownership interests in its operating subsidiaries and is guaranteed by Mediacom LLC on a limited recourse basis to the extent of such ownership interests. The Mediacom Broadband Credit Agreement is collateralized by Mediacom Broadband LLC's pledge of all its ownership interests in its operating subsidiaries and is guaranteed by Mediacom Broadband LLC on a limited recourse basis to the extent of such ownership interests.

The average interest rate on debt outstanding under the Bank Credit Agreements was 4.3% and 5.5% for the year ended December 31, 2002 and December 31, 2001, respectively, before giving effect to the interest rate exchange agreements discussed below. As of December 31, 2002, the Company had approximately $844.0 million of unused bank commitments under the Bank Credit Agreements.

The Company uses interest rate exchange agreements in order to fix the interest rate for the duration of the contract to hedge against interest rate volatility. As of December 31, 2002, the Company had interest rate exchange agreements with various banks pursuant to which the interest rate on $790.0 million is fixed at a weighted average rate of approximately 4.0%, plus the average applicable margin over the eurodollar rate option under the bank credit agreements. Under the terms of the interest rate exchange agreements, which expire from 2003 through 2007, the Company is exposed to credit loss in the event of nonperformance by the other parties. However, the Company does not anticipate their nonperformance.

The fair value of the interest rate exchange agreements is the estimated amount that the Company would receive or pay to terminate such agreements, taking into account current interest rates and the current creditworthiness of the Company's counterparties. At December 31, 2002, the Company would have paid approximately $24.0 million if these agreements were terminated, inclusive of accrued interest.

Senior Notes

On April 1, 1998, Mediacom LLC and its wholly-owned subsidiary, Mediacom Capital Corporation, a New York corporation, jointly issued $200.0 million aggregate principal amount of 8½% senior notes due on April 2008 (the "8½% Senior Notes"). The 8½% Senior Notes are unsecured obligations of Mediacom LLC, and the indenture for the 8½% Senior Notes stipulates, among other things, restrictions on incurrence of indebtedness, distributions, mergers and asset sales and has cross-default provisions related to other debt of Mediacom LLC. Mediacom LLC was in compliance with the indenture governing the 8½% Senior Notes as of December 31, 2002.

On February 26, 1999, Mediacom LLC and Mediacom Capital Corporation jointly issued $125.0 million aggregate principal amount of 7⅞% senior notes due on February 2011 (the "7⅞% Senior Notes"). The 7⅞% Senior Notes are unsecured obligations of Mediacom LLC, and the indenture for the 7⅞% Senior Notes stipulates, among other things, restrictions on incurrence of indebtedness, distributions, mergers and asset sales and has cross-default provisions related to other debt of Mediacom LLC. Mediacom LLC was in compliance with the indenture governing the 7⅞% Senior Notes as of December 31, 2002.

On January 24, 2001, Mediacom LLC and its wholly-owned subsidiary, Mediacom Capital Corporation, completed an offering of $500.0 million of 9½% senior notes due January 2013 (the "9½% Senior Notes"). The 9½% Senior Notes are unsecured obligations of Mediacom LLC, and the indenture for the 9½% Senior Notes stipulates, among other things, restrictions on incurrence of indebtedness, distributions, mergers, and asset sales and has cross-default provisions related to other debt of Mediacom LLC. Mediacom LLC was in compliance with the indenture governing the 9½% Senior Notes as of December 31, 2002.

On June 29, 2001, Mediacom Broadband LLC and its wholly-owned subsidiary, Mediacom Broadband Corporation, a Delaware corporation, completed an offering of $400.0 million in aggregate principal amount of 11% senior notes due July 2013 (the "11% Senior Notes"). The 11% Senior Notes are unsecured obligations of Mediacom Broadband, and the indenture for the 11% Senior Notes stipulates, among other things, restrictions of incurrence of indebtedness, distributions, mergers and assets sales and has cross-default provisions related to other debt of Mediacom Broadband. Mediacom Broadband was in compliance with the indenture governing the 11% Senior Notes as of December 31, 2002.

Convertible Senior Notes

On June 27, 2001, the Company issued $172.5 million aggregate principal amount of 5¼% convertible senior notes ("Convertible Senior Notes") due July 2006. The Convertible Senior Notes are convertible at any time at the option of the holder into the Company's Class A common stock at an initial conversion rate of 53.4171 shares per $1,000 principal amount of notes, which is equivalent to a price of $18.72 per share. The conversion rate is subject to adjustment as specified in the indenture governing the Convertible Senior Notes. The Company may redeem the Convertible Senior Notes at 101.313% of par value from July 5, 2004 through June 30, 2005 and at par value thereafter.

Fair Value and Debt Maturities

The fair value of the Company's bank credit facilities approximate the carrying value. The fair value at December 31, 2002 of the 8½% Senior Notes, the 7⅞% Senior Notes, the 9½% Senior

Notes and the 11% Senior Notes was approximately $181.0 million, $104.0 million, $456.0 million and $421.0 million, respectively. The fair value at December 31, 2002 of the Convertible Senior Notes was approximately $144.0 million.

The stated maturities of all debt outstanding as of December 31, 2002 are as follows (dollars in thousands):

2003	$ 2,000
2004	10,500
2005	57,000
2006	383,750
2007	247,000
Thereafter	2,318,750
	$3,019,000

(8) Stockholders' Equity

The Company has authorized 300,000,000 shares of Class A common stock, $0.01 par value and 100,000,000 shares of Class B common stock, $0.01 par value. The holders of Class A and Class B common stock are entitled to vote as a single class on each matter in which the shareholders of the Company are entitled to vote. Each Class A share is entitled to one vote and each Class B share is entitled to ten votes.

On February 9, 2000, MCC completed an initial public offering of 20.0 million shares of Class A common stock at $19.00 per share. The net proceeds, after underwriting discounts and other expenses of approximately $25.9 million, were $354.1 million. Immediately prior to the completion of the initial public offering, MCC issued 40,657,010 shares of Class A common stock and 29,342,990 shares of Class B common stock in exchange for all the outstanding membership interests in Mediacom LLC.

In May 2000, the Company announced that its Board of Directors had authorized a repurchase program pursuant to which MCC may purchase up to $50.0 million of its Class A common stock, in the open market or through privately negotiated transactions, subject to certain restrictions and market conditions. During 2000, MCC repurchased 80,000 shares of its Class A common stock for an aggregate cost of $0.7 million at share prices ranging from $8.00 to $10.75 per share. MCC did not repurchase any shares of its Class A common stock during 2001. During 2002, MCC repurchased 1,536,744 shares of its Class A common stock for an aggregate cost of approximately $6.0 million at share prices ranging from $3.59 to $4.29 per share.

On June 27, 2001, MCC completed a public offering of 29.9 million shares of its Class A common stock at $15.22 per share. The net proceeds, after underwriting discounts and other expenses of approximately $22.2 million, were $432.9 million.

The Company maintains Employee Stock Purchase Plans ("ESPP"). Under the plans, all employees are allowed to participate in the purchase of MCC's Class A Common Stock at a 15% discount on the date of the allocation. Shares purchased by employees amounted to 176,600 and 35,000 in 2002 and 2001, respectively. The net proceeds to the Company were approximately $1.3 million and $0.5 million in 2002 and 2001, respectively. Compensation expense was not recorded on the distribution of these shares in accordance with APB No. 25.

(9) Income Tax

Income tax expense relates to minimum state and local taxes and capital taxes that the Company is required to pay in certain jurisdictions. At December 31, 2002, the Company had net operating loss carryforwards of approximately $700.0 million which will expire in the years 2020 through 2022. The tax benefit of such operating loss carryforwards will be credited to income when realization is considered more likely than not.

The reconciliation of the income tax expense at the United States federal statutory rate to the actual income tax expense is as follows (dollars in thousands):

	2002	2001	2000
Tax benefit at the United States statutory rate	**$(54,896)**	$(66,201)	$(52,359)
Compensation due to issuance of stock	**—**	—	11,423
State taxes, net of federal tax benefit	**700**	774	250
Other	**—**	—	5
Losses not benefited	**54,396**	65,514	40,931
Total income tax expense	**$ 200**	$ 87	$ 250

The Company's net deferred tax liability consists of the following (dollars in thousands):

	2002	2001
Deferred tax asset:		
Unrealized loss on marketable securities	**$ 11,527**	$ 11,527
Reserves and other	**28,650**	6,841
Net operating loss carryforwards	**280,163**	174,591
Gross tax assets	**320,340**	192,959
Less: Valuation allowance	**(182,518)**	(116,458)
Deferred tax assets	**137,822**	76,501
Deferred tax liabilities:		
Property, plant and equipment	**137,822**	76,501
Net deferred tax liability	**$ —**	$ —

(10) Related Party Transactions

Prior to MCC's initial public offering in February 2000, separate management agreements between Mediacom Management Corporation ("Mediacom Management"), a Delaware corporation, and each of Mediacom LLC's operating subsidiaries provided for Mediacom Management to be paid compensation for management services performed for the Company. Upon MCC's initial public offering, all management agreements with Mediacom Management were terminated and replaced with management agreements between MCC and each operating subsidiary. Mediacom Management's employees became MCC's employees and its corporate expense became MCC's corporate expense. The management fee expenses recorded prior to the initial public offering are reflected as corporate expenses in the consolidated statements of operations. The Company incurred management fees under the management agreements of Mediacom Management of approximately $0.6 million for the year ended December 31, 2000.

Prior to MCC's initial public offering, the Company recorded a deferred stock expense in 1999 of approximately $25.1 million relating to additional ownership units of Mediacom LLC that were issued to the sole owner of Mediacom Management (the "Manager"), who is the Chairman and Chief Executive Officer of MCC. This deferred expense represented the future benefit of reduced management fees. During 1999, the Company recorded a non-cash stock charge of approximately $0.6 million in its consolidated statements of operations for the amortization of this future benefit. The remaining balance of approximately $24.5 million was recognized as a non-cash stock charge relating to corporate expense during the year ended December 31, 2000 as a result of MCC's initial public offering and the termination of all management agreements with Mediacom Management.

One of the Company's directors is a partner of a law firm that performs various legal services for the Company. For the years ended December 31, 2002, 2001 and 2000, the Company paid approximately $1.3 million, $3.4 million and $1.4 million for services performed, respectively.

(11) Employee Benefit Plans

Substantially all employees of the Company are eligible to participate in a defined contribution plan pursuant to the Internal Revenue Code Section 401(k) (the "Plan"). Under such Plan, eligible employees may contribute up to 15% of their current pretax compensation. The Plan permits, but does not require, matching contributions and non-matching (profit sharing) contributions to be made by the Company up to a maximum dollar amount or maximum percentage of participant contributions, as determined annually by the Company. The Company presently matches 50% on the first 6% of employee contributions. The Company's contributions under the Plan totaled approximately $1.8 million, $1.1 million and $0.6 million for the years ended December 31, 2002, 2001 and 2000, respectively.

(12) Commitments and Contingencies

Under various lease and rental agreements for offices, warehouses and computer terminals, the Company had rental expense of approximately $5.0 million, $4.7 million and $2.5 million for the years ended December 31, 2002, 2001 and 2000, respectively. Future minimum annual rental payments are as follows (dollars in thousands):

2003	$3,341
2004	2,316
2005	1,658
2006	1,373
2007	1,119
Thereafter	5,720

In addition, the Company rents utility poles in its operations generally under short-term arrangements, but the Company expects these arrangements to recur. Total rental expense for utility poles was approximately $7.0 million, $4.6 million and $3.0 million for the years ended December 31, 2002, 2001 and 2000, respectively.

As of December 31, 2002, approximately $11.0 million of letters of credit were issued in favor of various parties to secure the Company's performance relating to insurance and franchise requirements and pole rentals.

Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or to which any of the Company's properties are subject.

(13) SoftNet Systems

As of January 31, 2001, the Company formally terminated its relationship with SoftNet Systems in all material respects. The Company recognized revenue of approximately $0.3 million for the period ended January 31, 2001 and recognized the remaining deferred revenue of approximately $30.0 million as other income in the consolidated statements of operations in the first quarter of 2001.

(14) Employment Arrangements

During 1999, the Company recorded a deferred non-cash stock expense of approximately $27.0 million relating to the grant of membership units of Mediacom LLC to certain employees for past and future services. These units vest over five years. Upon MCC's initial public offering, all outstanding membership units were redeemed and converted to common shares of MCC. During 2002, the vesting of the deferred non-cash stock expense was accelerated, and accordingly, the remainder of the related charges were expensed. For the years ended December 31, 2002, 2001 and 2000, the Company recorded a non-cash stock charge of approximately $5.3 million, $2.9 million and $3.8 million, respectively, in its consolidated statements of operations, relating to the vested and non-forfeitable shares or membership units.

(15) Stock Options

As of December 20, 1999, the Board of Directors of the Company adopted the 1999 Stock Option Plan for officers, directors and employees. Options granted under this plan have a ten-year life and vest at various times over a five-year period. Our Board of Directors authorized 9,000,000 shares of common stock to be granted as options under this plan. A maximum of 7,000,000 of these shares of common stock may be granted as incentive stock options. As of December 31, 2002, options for 4,393,855 shares (the "Employee Options") had been granted under the 1999 Stock Option Plan, consisting of 3,444,963 shares of Class A common stock and 948,892 shares of Class B common stock.

In addition to the above stock option grants, immediately prior to the completion of the initial public offering, certain employees received options to purchase 7,200,000 shares of Class B common stock in exchange for the elimination of the balance of the provision providing for a special allocation of membership interests in Mediacom LLC. With the exception of such options held by the manager to purchase approximately 6,900,000 shares of common stock, such options: (i) vest over five years which vesting period is deemed to have commenced for these certain members of the management team on various dates prior to the initial public offering; and (ii) are subject to forfeiture penalties to the manager during the three-year period between the date the options become vested and the date such certain employee terminates employment with the Company. The options to purchase 6,900,000 shares of common stock held by the manager were fully vested upon completion of the initial public offering.

The following table summarizes information concerning stock option activity for the years ended December 31, 2002 and 2001:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2000	—	$ —
Granted	10,211,000	18.93
Exercised	—	—
Forfeited	(303,990)	19.00
Outstanding at December 31, 2000	9,907,010	$18.93
Granted	778,120	17.24
Exercised	(2,700)	19.00
Forfeited	(173,835)	18.41
Outstanding at December 31, 2001	10,508,595	$18.81
Granted	**604,735**	**11.97**
Exercised	**—**	**—**
Forfeited	**(216,775)**	**16.69**
Outstanding at December 31, 2002	**10,896,555**	**$18.47**

The Company had options exercisable amounting to 8,934,548 and 8,497,496, with average prices of $18.94 and $18.98 at December 31, 2002 and 2001, respectively. The weighted average fair value of options granted was $6.04 per share and $8.61 per share for the years ended December 31, 2002 and 2001, respectively.

MCC applied APB 25 in accounting for stock options granted to employees and directors. Accordingly, no compensation cost has been recognized for any option grants in the accompanying consolidated statements of operations since the price of the options was at their fair market value at the date of grant. SFAS 148, requires that information be determined as if the Company had accounted for employee stock options under the fair value method of this statement, including disclosing pro forma information regarding net loss and loss per share. The weighted average fair value of all of the Employee Options was estimated on the date of grant using the Black-Scholes model with the following weighted average assumptions: (i) risk free average interest rate of 5.0% and 4.7% for the years ended December 31, 2002 and 2001, respectively; (ii) expected dividend yields of 0%; (iii) expected lives of 6 years; and (iv) expected volatility of 45%. Had compensation costs been recorded for the Employee Options under SFAS 148, the compensation costs would have been $3.5 million, $4.1 million, and $9.6 million for the years ended December 31, 2002, 2001 and 2000, respectively, and MCC's net loss and basic and diluted loss per share would have been increased from the "as reported" amounts to the "pro forma" amounts as follows:

Years Ended December 31,	**2002**	2001	2000
(in thousands, except per share data)			
Net loss:			
As reported	**$(161,658)**	$(190,876)	$(149,847)
Pro forma	**$(165,160)**	$(194,972)	$(159,499)
Basic and diluted loss per share:			
As reported	**$(1.35)**	$(1.80)	$(1.79)
Pro forma	**$(1.38)**	$(1.84)	$(1.90)

Excluded from the above pro forma calculation are the 7,200,000 additional stock options issued to certain members of the management team discussed above since these options were issued in exchange for consideration representing their fair value.

The following table summarizes information concerning stock options outstanding as of December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2002	Weighted Average Exercise Price
$ 7.00 to $12.00	592,960	9.09 years	$11.54	22,400	$ 7.54
$12.01 to $18.00	652,925	8.28 years	16.92	134,245	16.95
$18.01 to $22.00	9,650,670	3.38 years	19.00	8,777,903	19.00
	10,896,555	3.98 years	$18.47	8,934,548	$18.94

(16) Selected Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(in thousands, except per share amounts)				
2002				
Revenues	**$219,547**	**$230,792**	**$233,723**	**$238,971**
Operating income	**11,997**	**13,722**	**21,584**	**4,513**
Net loss	**(35,190)**	**(37,487)**	**(39,940)**	**(49,041)**
Basic and diluted loss per share	**(0.29)**	**(0.31)**	**(0.33)**	**(0.41)**
Weighted average common shares outstanding	**119,892**	**119,942**	**119,943**	**118,662**
2001				
Revenues	$ 89,131	$ 91,864	$191,734	$212,446
Operating loss	(9,982)	(10,101)	(8,854)	(33,555)
Net loss before cumulative effect of accounting change	(2,935)	(32,718)	(65,262)	(88,319)
Net loss	(4,577)	(32,718)	(65,262)	(88,319)
Basic and diluted loss per share before cumulative effect of accounting change	(0.03)	(0.35)	(0.54)	(0.74)
Basic and diluted loss per share (a)	(0.05)	(0.35)	(0.54)	(0.74)
Weighted average common shares outstanding	89,956	92,921	119,876	119,882

(a)The sum of quarterly earnings may not equal total year earnings per share due to the effect of the Company's public offering of its shares of its common stock during 2001.

Report of Management

The management of Mediacom Communications Corporation is responsible for the preparation and integrity of the consolidated financial statements, related notes and other information contained in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and, where necessary, include certain amounts that are based upon management's informed judgments and estimates.

Mediacom's system of internal controls is a major element in management's responsibility to assure that the consolidated financial statements present fairly Mediacom's financial condition. The system includes both accounting controls and the internal auditing program, which are designed to provide reasonable assurance that Mediacom's assets are safeguarded, that transactions are properly recorded and executed in accordance with management's authorization, and that fraudulent financial reporting is prevented or detected. A staff of internal auditors regularly monitors the adequacy and application of internal controls on a company-wide basis.

Mediacom's consolidated financial statements are audited by PricewaterhouseCoopers LLP, independent accountants, whose appointment is ratified by Mediacom's shareholders. Mediacom provides the independent accountants access to all financial records and related data, including minutes of the meetings of the Board of Directors and Committees of the Board. The independent accountants maintain an understanding of our internal controls and conduct tests and other auditing procedures considered necessary under the circumstances to express their opinion.

The Audit Committee of the Board of Directors, which is comprised solely of directors who are not employees, provides oversight to Mediacom's financial reporting process and meets periodically with management and the independent accountants to review the manner in which these groups are performing their responsibilities and to carry out the Audit Committee's oversight role with respect to auditing, internal controls and financial reporting matters. The independent accountants have full and free access to the Audit Committee with and without management.

Although no cost-effective internal control system will preclude all errors and irregularities, we believe our controls as of December 31, 2002 provide reasonable assurance that the financial statements are reliable and that our assets are reasonably safeguarded.

Rocco B. Commisso
Chairman and Chief Executive Officer

Mark E. Stephan
Senior Vice President,
Chief Financial Officer, Treasurer and Director

Report of Independent Accountants

To the Shareholders of Mediacom Communications Corporation:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2002 and the related consolidated statements of operations, of changes in stockholders' equity, and of cash flows present fairly, in all material respects, the financial position of Mediacom Communications Corporation and its subsidiaries (the Company) at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The Company's consolidated financial statements as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 13, 2002.

As discussed above, the Company's consolidated financial statements as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. As described in Note 2, those financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which was adopted by the Company as of January 1, 2002. We audited the transitional disclosures for 2001 and 2000 included in Note 2. In our opinion, the transitional disclosures for 2001 and 2000 in Note 2 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2001 or 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 or 2000 financial statements taken as a whole.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill effective January 1, 2002.

PricewaterhouseCoopers LLP

New York, New York
February 24, 2003

THE FOLLOWING REPORT IS A COPY OF A REPORT PREVIOUSLY ISSUED BY ARTHUR ANDERSEN LLP AND HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

Report of Independent Public Accountants

To the Shareholders of Mediacom Communications Corporation:

We have audited the accompanying consolidated balance sheets of Mediacom Communications Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mediacom Communications Corporation and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

As explained in Note 2 to the consolidated financial statements, effective January 1, 2001, the Company changed its method of accounting for derivative instruments.

Arthur Andersen LLP

Stamford, Connecticut
February 13, 2002

Market for Registrant's Common Equity and Related Stockholder Matters

Our Class A common stock has been traded on the Nasdaq National Market under the symbol "MCCC" since February 4, 2000, the date of our initial public offering. Prior to that time, there was no public market for our common stock. The following table sets forth, for the periods indicated, the high and low closing sales prices for our Class A common stock as reported by the Nasdaq National Market:

	2002		2001	
	High	**Low**	High	Low
First Quarter	**$18.22**	**$13.68**	$22.06	$16.56
Second Quarter	**$13.78**	**$ 7.45**	$21.99	$15.22
Third Quarter	**$ 7.25**	**$ 3.98**	$18.96	$12.91
Fourth Quarter	**$10.36**	**$ 3.63**	$18.26	$12.14

As of March 25, 2003, there were approximately 131 holders of record of our Class A common stock and 6 holders of record of our Class B common stock. The number of Class A stockholders does not include beneficial owners holding shares through nominee names.

We have never declared or paid any dividends on our common stock. We currently anticipate that we will retain all of our future earnings for use in the expansion and operation of our business. Thus, we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our future dividend policy will be determined by our board of directors and will depend on various factors, including our results of operations, financial condition, capital requirements and investment opportunities.

Company Information

Investor Information

Annual Report on Form 10-K
We will provide by mail, without charge, a copy of our annual report on Form 10-K at your request. Please direct all inquiries to Investor Relations at the address or phone number listed below.

Investor Relations
Mediacom Communications Corporation
100 Crystal Run Road
Middletown, New York 10941
845-695-2642

Transfer Agent & Registrar
Mellon Investor Services LLC
85 Challenger Road
Overpeck Centre
Ridgefield Park, NJ 07660

Website: www.melloninvestor.com
Toll free number: 1-800-288-9541 (within the US)
Outside the US: 201-329-8660
TTD number: 1-800-231-5469 (Hearing Impaired)

Trustee for Senior Notes and Convertible Senior Notes
The Bank of New York
Corporate Trust Division
101 Barclay Street—21W
New York, New York 10286

Annual Meeting of Shareholders
June 23, 2003, 10 a.m. (Eastern Time)
Sonnenschein Nath & Rosenthal
1221 Avenue of the Americas, 26th Floor
New York, New York 10020

Corporate Information

Corporate Headquarters
100 Crystal Run Road
Middletown, New York 10941
845-695-2600
www.mediacomcc.com

Independent Auditors
PricewaterhouseCoopers LLP
New York, New York

Corporate Legal Counsel
Sonnenschein Nath & Rosenthal
New York, New York

DIRECTORS AND OFFICERS

Board of Directors

Rocco B. Commisso
Chairman and Chief Executive Officer,
Mediacom Communications Corporation

Craig S. Mitchell
Vice President, Finance and Treasurer
Morris Communications Company, LLC

William S. Morris III
Chairman and Chief Executive Officer
Morris Communications Company, LLC

Thomas V. Reifenheiser
Retired Global Media and
Telecom Group Executive
Chase Securities Inc.

Natale S. Ricciardi
Vice President, U.S. Manufacturing
Pfizer Inc.

Mark E. Stephan
Senior Vice President,
Chief Financial Officer and Treasurer
Mediacom Communications Corporation

Robert L. Winikoff
Partner, Sonnenschein Nath & Rosenthal

Executive Officers

Rocco B. Commisso
Chairman and Chief Executive Officer

Mark E. Stephan
Senior Vice President,
Chief Financial Officer,
Treasurer and Director

Charles J. Bartolotta
Senior Vice President,
Customer Operations

James M. Carey
Senior Vice President, Operations

Italia Commisso Weinand
Senior Vice President,
Programming and Human Resources

Calvin G. Craib
Senior Vice President,
Business Development

William I. Lees, Jr.
Senior Vice President and
Corporate Controller

John G. Pascarelli
Senior Vice President,
Marketing and Consumer Services

Joseph Van Loan
Senior Vice President, Technology

Joseph E. Young
Senior Vice President,
General Counsel and Secretary


Mediacom


Mediacom
COMMUNICATIONS CORPORATION

Corporate Headquarters
100 Crystal Run Road
Middletown, New York 10941
845-695-2600
www.mediacomcc.com